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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☒ Form C: Offering Statement
☐ Form C-U: Progress Update: _____
☐ Form C/A: Amendment to Offering Statement: _____

    ☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer: Morty's Bark & Brew, LLC
Legal status of issuer:

    Form: limited liability company

    Jurisdiction of Incorporation/Organization: Minnesota

    Date of organization): May 5, 2020

Physical address of issuer: 10235 Noble Avenue North / Brooklyn Park, Minnesota 55443
Website of issuer: https://www.mortysbarkbrew.com/

Name of intermediary through which the offering will be conducted: Silicon Prairie Online, LLC
CIK number of intermediary: 0001711770
SEC file number of intermediary: 007-00123
CRD number, if applicable, of intermediary: 289746

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:
5 % Cash

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:
2 % Equity

Type of security offered: Class B Non-Voting Membership Interests
Target number of securities to be offered: $170,000.00
Price (or method for determining price): 0.3% for every $1,000.00
Target offering amount: $170.000
Oversubscriptions accepted: ☐ Yes ☒ No
If yes, disclose how oversubscriptions will be allocated: ☐ Pro-rata basis ☐ First-come, first-served basis
☐ Other – provide a description: _____
Maximum offering amount (if different from target offering amount): $249,999
Deadline to reach the target offering amount: 120 days from the start of the offering

SEC 2930 (4/17)   Persons who are to respond to the collection of information contained in this form are not
required to respond unless the form displays a currently valid OMB control number.

1

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees: 1

Total Assets:	Most recent fiscal year-end: 79,093	Prior fiscal year-end: 2,164
Cash & Cash Equivalents:	Most recent fiscal year-end: 79,093	Prior fiscal year-end: 2,164
Accounts Receivable:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Short-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Long-term Debt:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Revenues/Sales	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Cost of Goods Sold:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Taxes Paid:	Most recent fiscal year-end: 0	Prior fiscal year-end: 0
Net Income:	Most recent fiscal year-end: (34,220)	Prior fiscal year-end: (16,116)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Morty's Bark & Brew, LLC
(Issuer)
By
/s/ Chutima Gustafson President
(Signature and Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (Âǧ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Chutima Gustafson
(Signature)
President
(Title)
February 3rd, 2022
(Date)

THE COMPANY

1. Name of issuer: <u>Morty's Bark & Brew, LLC</u>

ELIGIBILITY

2. ☒ Check this box to certify that all of the following statements are true for the issuer:

- Organized under, and subject to, the laws of a State or territory of the United States or the District ofColumbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☒ No
Explain: _____

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Chutima Gustafson	100% Class A Membership Interests	100 %
		%
		%
		%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

DIRECTORS OF THE COMPANY

4.   Provide the following information about each manager (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _Chutima (Air) Gustafson_____Dates of Service: ___5/2/2020 - Present___

Principal Occupation: ___Founder | CEO_____ _____

Employer: _M. A. Mortenson Company_____ Dates of Service: __2007-2020_____

Employer's principal business: _General Contractor_____

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Position: __Field Operations Administrator_____ Dates of Service:___2018-2020_____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: leading sales/marketing efforts, product and process development, and business management.

Employer: __M. A. Mortenson Company_____ _____

Employer's principal business: __General Contractor_____

Title: _Field Operations Administrator_____ Dates of Service: ___2/2018-9/2021_____

Responsibilities: Serve as a liaison between commercial wind farm projects and corporate business services_____

Name: _____ Dates of Board Service: _

Principal Occupation: _____ ____

Employer: _ Dates of Service: _____

Employer's principal business: __

List all positions and offices with the issuer held and the period in which the director served in the position or office:

Position: _____ Dates of Service: _____

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities: innovation and risk management, and product quality assurance.

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

Employer: _____

Employer's principal business: _____

Title: _____ Dates of Service: _____

Responsibilities:_____

OFFICERS OF THE COMPANY

5.   Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Name: _Josh Gustafson_____

Title: ___CFO_____ _____ Dates of Service: ___10/2021_____ _____

Responsibilities: _Financial Planning and proposing strategic directions_____

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: __Ancoats_____   _____

Employer's principal business: ___General Contractor_____

Title: __Project Executive _____   Dates of Service: __November 2021 - Present_____

Responsibilities: Developing strategic program, project goals and monitoring program and project   performance

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Employer: __ M. A. Mortenson Company_____

Employer's principal business: General Contractor_____

Title: _Project Manager_____ Dates of Service: _March 2015 – October 2021

Responsibilities:__ Manage large commercial construction projects from conception to completion._____ _____

Name: _Peter Gregory_____

Title: ___Financial Advisor_____ Dates of Service: ___12/2021_____

Responsibilities: _Provide business strategy, individualized support, monthly analytics and industry benchmarking.

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities: N/A

Employer: __Lookahead Future Financial Advisory (https://lookaheadlive.com/)

Employer's principal business: ___Business advisory services.

Title: _Financial Advisor_____ Dates of Service: __Present_____

Responsibilities: Providing strategy and future financial planning

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.



In Sync in Every Situation™

Business Plan

Abstract

Morty's Bark & Brew is an economically healthy company that provides safety social areas, quality local craft beer, and pet related education aims to promote & strengthen human-animal bond through health & wellness.

Air Gustafson - Founder

air@mortysbarkbrew.com

TABLE OF CONTENT



| Business Plan

BUSINESS CONCEPT:

Morty's Bark & Brew (MB&B) is a unique and innovative indoor/outdoor dog park with dog playground where people can spend quality time mingling with their dogs and their friends regardless of the weather. Patrons will enjoy a rotating lineup of locally brewed beer and seasonal microbrews. Food trucks will provide food and be available on the property during business hours. We will also hold dog-related education classes by accredited teachers that will deepen pet-bonding and pet-knowledge. We believe raising a well-balanced dog and being a responsible pet parent is a lifetime commitment and a journey worth taking!

COMPANY DESCRIPTION:

What We Do: Morty's Bark & Brew will offer the community a warm, friendly, classy dog park with local favorite beer on tap and food trucks. MB&B will also provide customers with an enjoyable and innovative environment while they build unbreakable bonds with their dogs through dog-related educational program with holistic approach. MB&B features qualify crafted beer from local breweries and pair them with local food trucks. During morning hours, we plan to have coffee and pre-packaged pastry for purchase for morning risers. Both indoor/outdoor dog park will also open during the morning hours.

What We Do Not: We are a craft beer bar and do not brew our own beer nor that we have a kitchen to prepare food. Instead, we will utilize local breweries and food trucks as suppliers. Morty's Bark & Brew is not a sport bar; therefore, we will only have our TVs playing for special events as we do not plan to have cable. We do not offer a dog daycare feature at MB&B. We will have well educated staff onsite to assist, however, customers are fully responsible for their dogs at all time while they are on our premises.

Morty's Bark & Brew is selling our customers the "experience" by encouraging them to "enjoy the moment with their dogs." To be present with their dogs, to spend quality time and strengthen bonds with their dogs.

COMPANY BACKGROUND:

December 1st, 2012, Cornelius, North Carolina, I stumbled upon Lucky Dog, which is an indoor/outdoor dog park with a sports bar where both humans and their dogs could play. That one visit left such a big impression on me that I knew this is what I wanted to do with my time. I envisioned that one day I would successfully own and operate a "bark & brew" of my own. The one thing missing from the establishment in North Carolina – pet education. I am now conveying my vision, thoughts, beliefs, values, and deep passion for dogs and the community into my business plan. I want my customers to have a memorable experience and education that lives on long after they leave MB&B.

VISION (WHAT WE STRIVE TO BE):

Morty's Bark & Brew is a global iconic brand where individuals & organizations collaborate for social good to improve the lives of dogs & people.

MISSION STATEMENT (WHAT WE DO):

Morty's Bark & Brew is a pet inclusive and economically healthy company that serves a variety of quality local beer, bolsters safety social interaction, and a platform that provides pet-education and community aiming to promote, improve & strengthen human-animal bonds through health & wellness.



VALUES (WHAT WE STAND FOR. THIS WILL DRIVE & DEFINE EVERYTHING WE DO):

- **Integrity:** We consistently demonstrate good character even when nobody is watching.
- **Trust:** We place trust in the center of every relationship.
- **Responsibility:** We take responsibility for our role within the community and live up to our commitments.
- **Teamwork:** We believe people are better together and we are our own greatest strength. We work together in a spirit of collaboration to create a harmonious environment.
- **Give Back to Community:** We are committed to use our time, energy, and talent wisely and carefully preserve and protect our financial resources. By doing so, we can continue to grow and contribute to our community.

IMPACT STORY:

We are devoted to empowering dog owners through education, merchandise sales, and a fun social environment to improve the health and wellness of dogs and their owners.

Morty's gives back in ways that directly align with the organization mission of improving behaviors, health & wellness, and safety of dogs and their humans.

Locally, we donate a portion of merchandise sale to organizations that promote safety and wellness in the Twin Cities area:

- Hero K9, a nonprofit that raises funds to purchase safety equipment and more for working and retired First Responder dogs.

- Bold Animal Advocates, a rescue that uses a holistic approach that invests in the wellness of the animal, despite the extra costs.

These causes align with Morty's mission to prioritize and promote health & wellness and stronger relationships for dogs and their owners.

To make an impact beyond its own backyard, we are also donating to international causes through B1G1, a giving platform that promotes and measures intentional activity-based giving. B1G1 also allows Morty's customers and fans to translate their support and engagement with Morty's into real dollars that help animals. Each cause is aligned with health & wellness, providing nutrition or care for sick and injured animals from around the globe.

We are committed to the idea that animal welfare is an essential component of healthy communities. Morty's promotes health and wellness for dogs and their humans and works to foster safe environments where they can strengthen their relationships. The outcome is safer, stronger communities where dogs and humans can thrive together.

KEYS TO SUCCESS:

The keys to the success of MB&B can be summarized by the following points:

- Well-designed with both indoor and outdoor spaces offering with a unique, safe, and entertaining atmosphere.



| Business Plan

- Maintain good relationships with reliable beer distributors, dog trainers, educators, and local organizations.
- Quality services provided
- Repeat customers

COMPANY OWNERSHIP:

Morty's Bark & Brew is owned and operated by Air Gustafson.

COMPANY LOCATION:

MB&B location will be chosen based upon the following criteria listed in order of importance:

- Suburb area, within 10-25 mile-radius from the City of Minneapolis
- Access and ability to utilize outdoor space/landscape.
- High visibility
- Low cost of rent for approximately 10,000 square feet

All these qualities are consistent with MB&B's goal of providing an indoor/outdoor place of socialization for both humans and their dogs. In addition to the main area of the bar, co-mingle area, indoor dog space, and outdoor space, there will be two additional rooms. One of the rooms will be the manager's office. The second room will be a storage facility for supplies and extra kegs of beer.

SERVICES:

- Craft beer for purchase
- Food trucks for food purchase
- Special offers during happy hours
- Coffee and pre-packaged pastry for purchase
- Dog education with a holistic approach
- Special events/private parties space rental including indoor and outdoor dog park (discount to non-profit)
- Hosting fundraiser
- Dog treats/menu for purchase
- Outdoor off-leash dog area with sensory playground
- Indoor off-leash dog area
- Water stations for dogs

MARKET ANALYSIS

MB&B is a unique business blending two different industries together: Craft Beer and Pet Industry. The goal of this brief analysis is to provide insight into up-and-coming trends that help inform business decisions and provide information to leverage for stakeholders to feel more confidence investing time or capital in Morty's Bark & Brew. See Exhibit A for full details.

Hurdles in Executing Analysis:


| Business Plan

As I had found in recent years, detailed statistics on market trends in craft beer, pet care, and other industries are expensive and potentially cost prohibitive. Conflicting information was found regarding the size and Compound Annual Growth Rate (CAGR) of Craft Breweries and Pet Industries in the US. Due to this challenge, the focus of this analysis was meant to identify the drivers and restraints to the market and provide a summary that is useful in building out and validating components of MB&B's business model.

CRAFT BEER INDUSTRY MARKET ANALYSIS:

Although both craft brewers and their competitors have speculated that the revenue growth among industry brewers is poised to plateau due to maker saturation, consumer demand for craft beer remains robust. Over the next five years, IBISWorld projects the industry to grow at an annualized rate of 4.4%, reaching $7.2 billion by the end of 2021. Overwhelming consumer support for craft beer, alongside various legislative changes for interstate beer distribution, has transformed this industry from the small collection of brew pubs and microbreweries it was two decades ago to an industry that represents the strongest segment of the US alcoholic beverages market. The following table shows market sizes and CAGR values for the Craft Beer industry all which provide differing values, showing the potential volatility of the space or variance in research methods. However, it is important to note that Morty's Bark & Brew's co-relies on markets outside of the Craft Beer Industry.

Region	Starting Year	Market Size	Ending Year	Market Size	CAGR	Source
US	2020	$8 B	?	?	?	IBIS
Global	2018	$109 B	2025	$187 B	8.0%	Allied Market Research
North America	2020	$45 M	2025	$122 M	22%	Market Data Forecast
North America	2016	?	2026	?	14.1%	Mordor Intelligence

Drivers of Craft Beer Industry:

Below is a list of industry drivers that may help inform decision making around which beverages to include in MB&B drink menu as well as general market trends.

- Increased demand for low-alcoholic beverages (<2.8%) due to:
    - Higher demand for better taste
    - Higher demand for health-conscious alcoholic alternatives
    - Their inherently reduced cost relative to higher alcohol percentage beverages
    - The rise in the number of millennial drinkers, who have the highest likelihood to adopt new beer flavors and types.
- Surge in demand for variety coupled with increase in per capita income.
    - Increase in disposable income leads to more expensive products and diversity.
    - Consumer's wiliness to try new beverages.
- Craft beer is associated with high-quality products, sustainability, and local products.
- There has been a 2.0% annualized increase in per capita expenditures on alcohol from 2016-2021
- Consumers seek a more comfortable and stylish experience, which leads to more on-sale purchases rather than off-sale, driving up per drink price and promoting market growth. For example, bars, restaurants, coffee shops, clubs, hotels, brewpubs, tasting rooms, and tiki bars.



Restraints of Craft Beer Industry:

- New liquor sales, taxes, and government regulations
- The threat from other alcoholic beverages, such as wine, and seltzers, are one of the major hindering factors to the craft beer market.
- High levels of competition.

Craft Beer Target Market:

The three figures below illustrate the global craft beer market by beer, type, distribution channel and age group. Due to the nature of MB&B's offering, the following hypotheses can be generated.

- The primary age group interested in craft beer is in the 21-35 years old age group, followed by the 36-54 years old age group.
- The mix of beers offered by MB&B should be slightly toward Lagers than Ales.
- On-Trades continual growth provides validation that On-Trades sales will continue to have steady growth.

GLOBAL CRAFT BEER MARKET

BY AGE GROUP

■ 2018   ■ 2025

21-35 years old   40 - 54 years old   55 and above

The 21-35 YEARS OLD segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.

GLOBAL CRAFT BEER MARKET

BY PRODUCT TYPE

■ 2018   ■ 2025

Ale   Lagers

The LAGERS segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.

GLOBAL CRAFT BEER MARKET

BY DISTRIBUTION CHANNEL

■ 2018   ■ 2025

On-Trade   Off-Trade

The ON-TRADE segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.

Breakdown of Low Alcohol Beverages:

The figure below illustrates the worldwide distribution of low alcoholic beverages by beverage type.





Distribution of low-alcoholic beverages market by category, Worldwide, 2019

- Low-alcohol beer
- Low-alcohol wine
- Low alcohol RTDs
- Low alcohol cider
- Low alcohol spirit

Source : Mordor Intelligence

List of low alcoholic beverages: SAMPLE

- Goose Island So-Lo IPA (3% ABV)
- Breckenridge Brewery Resolution Blueberry Acai Golden Ale (3.5% ABV)

- Four Peaks Brewing Gilt Lifter Ale (3.4% ABV)
- Golden Road Brewing Mango Cart Wheat Ale (less than 0.5% ABV)

Impact of COVID-19:

- Pertaining to the worldwide restriction imposed on the functionality cafes and pubs, the mass consumption segment of craft beers (i.e., on-trade) channels incurred an extended downfall during the year 2020. However, as the situation of COVID-19 has gradually improved, with lesser restrictions being imposed on food service channels, craft beer market is likely to gain back its elevating consumption levels from this year.
- As the culture of "Sit Home and Booze" got on the rise throughout the pandemic period, the off-trade distribution segment witnessed a remarkable growth, as store and online alcohol sales soared across the world.

Thoughts from Industry Leaders:

In an interview with several different Craft Beer industry leaders, Forbes highlights the industry trends the leaders see moving into the next decade.

Sam Calagione, Founder, Dogfish Head Craft Brewery

"Growing demand for beers that are high in flavor and food compatibility, but lower in calories: fruit-infused sour beers and low-cal IPAs are two categories we believe will grow strong from many years to come."



Adam Lambert, Chief Revenue Officer, BrewDog USA

"I wish I had the crystal ball on this one. There's going to be so many moving parts over the next ten years, including continued consolidation, joint ventures and M&A. We've lost 4.3% of total beer volume over the last ten years, but I don't see this continuing. I see healthy lifestyle beverages growing, craft beer leveling out, and brewers actually trying to make money in beer. Meanwhile, seltzers aren't going away, but another form of beverage will be coming right behind it."

Harry Schuhmacher, Founder, Beer Business Daily

"The drinker today looks toward something light in both alcohol and calories, but still cool. Tito's and soda accomplish that. While Claw and Truly have found a way to put in it a can. While the last decade has been about big flavors, big alcohol content, and cool story, the next decade will be about lower ABV, lower calories, and easy-drinking – story be damned."

PET CARE INDUSTRY MARKET ANALYSIS:

Pet parents or pet owners who treat their four-legged friends as family members, has grown increasingly common and facilitates demand for pet stores and services. The emerging trend of pet parents bolstered demand for premium pet products and services. Since pets are treated as family members, pet owners frequently lavish them with all-natural and organic pet foods and treats, as well as high-end services. These pet services go beyond traditional grooming, dog walking and training; today, premium services, such as pet therapy sessions, are on the rise. These positive trends combined with rising disposable income, are expected to increase profit margin over the period. Moreover, the number of pets owning households is expected to continue rising, yielding greater demand for industry products.

The table below illustrates the CAGR and initial/final market sizes for the Pet Industry market. While not all initial and final market sizes are identical (such is the case for both US and Global market comparisons), the CAGR values show consensus that the long term CAGR will reside in the 5-6% range. It is hypothesized that the market size variance is due to variance in scope of research assessment.

Region	Study Period	Market Size	Market Size	CAGR	Source
US	2020 – 2025	?	?	5.3%	Mordor Intelligence
Global	2020 – 2027	2020 = $225 B	2027 = $359 B	6%	For Markets
Global	2020 – 2027	2020 = $170.65 B	2027 = $256 B	5.2%	ReportLinker
Global	2020 – 2025	?	?	5.2%	BusinessWire
Global	2019 - 2029	2019 = $97 B	$168.3 B	6%	PR Newswire

Drivers of Pet Care Industry:

Below is a list of industry drivers that help inform decision making around which target market makes sense and provide insight why having a wellness focused offering resonates with that market.

- Millennials:
    o Rise in the number of millennial pet owner


| Business Plan

- 88% of millennials believed raising a pet is a good way to prepare for parenthood.
- Millennial customers are willing to purchase organic products and spend on high-end pet hotels.
- Spending on quality food, surgical vet visits, grooming aids, toys, and vitamins, differentiate millennial population from their older counterparts in the region.
- Humanization and Wellness for pets:
  - Pets are viewed as integral members of the family, and owners willing to spend on their pets.
  - Increasing empathy towards pets is prompting the use of premium products.
  - Pet food innovations will revolve around healthy and specialized diet options for pets.
  - Pet grooming services such as dog grooming will rise in prominence.
- Increase in number of pets owners
- Increase in spending on pets:
  - The pet services include pet sitting, pet grooming, pet travelling, pet training, pet hotels and customized subscription boxes for the pet.
  - Popularity of pet fashion. Some pet owners, especially affluent ones, are very particular about representing their lifestyles by spending on comfortable and luxurious products for their pets.
- E-commerce
  - Online retail channels represent the fastest growing segment for pet product sales.
- Mobile Pet Care Services:
  - Mobile pet care services are emerging as a win-win situation for both consumers as well as service providers. Pets are prone to stress when taken to new locations such as hospitals or pet grooming centers. And mobile pet care services provide the required care in familiar surroundings. Mobile pet care services are also cheaper since it requires low capital resources as the model eliminates the need for maintaining a physical location. Even for established pet care centers, the mobile model provides an additional service delivery model to expand their business and increase revenues. The COVID-19 is driving demand for mobile pet care as pandemic induced restrictions on movement of people are encouraging consumers to opt for these services from the comfort of their homes.

Restraints of Pet Industry:

- Lack of awareness in developing and under-developed regions, decreasing adoption of a mercury thermometer, and high pet care cost.
- Wastage and spoilage of food products because of the paper-based packaging.
- Food with high meat content gets easily spoiled leading to loss of customer loyalty.

Pet Industry Statistics:

The following statistics and notes are pulled out of market research reports to help provide a better understanding of market trends. See Appendix for more details

Overview of Statistics:

Hight level overview showing distribution of US market shows 9.3% growth for "Other services", which is showing the general trend in money being played outside of essential services and needs.



- *Actual Sales within the U.S. Market in 2019:*
  - In 2019, $95.7 billion was spent on our pets in the U.S.

Pet Food & Treats	$36.9 billion
Supplies, Live Animals & OTC Medicine	$19.2 billion
Vet Care & Product Sales	$29.3 billion
Other Services	$10.3 billion
(Other Services include boarding, grooming, insurance, training, pet sitting & walking, and all services outside of veterinary care)	

- *Estimated 2020 Sales within the U.S. Market:*
  - For 2020, it estimated that $99.0 billion will be spent on our pets in the U.S.

Pet Food & Treats	$38.4 billion (4.1% increase)
Supplies, Live Animals & OTC Medicine	$19.8 billion (3.1% increase)
Vet Care & Product Sales	$30.2 billion (3.0% increase)
Other Services	$10.7 billion (3.9% increase)
(Other Services include boarding, grooming, insurance, training, pet sitting & walking, and all services outside of veterinary care)	

- *Number of U.S. Households that Own a Pet:*

Bird	5.7 million
Cat	42.7 million
Dog	63.4 million
Horse	1.6 million
Freshwater Fish	11.5 million
Saltwater Fish	1.6 million
Reptile	4.5 million
Small Animal	5.4 million

The factors driving the market are growing adoption across the globe, mobile pet grooming, an increase in animal healthcare expenditure, increasing demand for protein in animal food, demand for pet insurance, and rising prevalence of foodborne and zoonotic diseases. Smart tech pet beds and advanced tracking pet wearable is expected to provide market growth opportunities.

NOTE: Pets provide companionship and help with emotional support, reduce stress level, sense of loneliness, increase social activities and add to child's self-esteem and positive emotional development.

COMPETITIVE MARKET ASSESSMENT

Overview of Competitive Market Assessment:

The Competitive Market Assessment can be categorized into three segments:

1. Dog Park Bars in the U.S.
2. Local NW Minneapolis Breweries
3. Local NW Minneapolis Dog Parks

The sections below illustrate the approach taken to analyzing each market segments as well as the data that was created as an output of the assessment.



| Business Plan

1ST SEGMENT - DOG PARK BARS IN THE U.S.:

Process:

The following process was used in analyzing the dog park bar competition:

- Identify U.S. Dog park bars.
- Define characteristics of dog park bars to help differential each business.
- Deep dive into each company's website and document details describing the characteristic of each company.

Identify U.S. Dog Park Bars:

- Dog Park Entities Identified: 32
- Cities with more than one dog park bar:
  - ➢ Charlotte (5X)
  - ➢ Dallas (3X)
  - ➢ Washington, DC (2X)
  - ➢ Omaha (2X)
  - ➢ Austin (2X)

- Dog Park Chains: 5
  - ➢ Lucky's Dog
  - ➢ Mutt's Canine Cantina
  - ➢ Fetch Park
  - ➢ Bar K
  - ➢ Skiptown

- 5 out of 32 currently under construction
  - ➢ Orlando
  - ➢ Cleveland
  - ➢ Omaha
  - ➢ Oklahoma City
  - ➢ SE Minneapolis (Underdog Park)

- 3 out of 32 permanently closed due to COVID-19

Define Characteristics:

Characteristic	Options
✓ Membership/Subscription options	o Daily pass o Monthly pass o Annual pass
✓ Merchandise offered (if any)	o Clothing o Dog & human accessories
✓ Online event organization method	o Listed o Calendar o None o Social media
✓ Event types	o
✓ Food options	o Full menu o Food trucks o Dog menu o Snacks o Menus for local restaurants

 | Business Plan

✓ When are they open/closed?	o Open every day.
	o Closed Mondays.
	o Closed Mondays & Tuesdays

✓ Number of drinks available
   o Variety of beer, hard-liquor mixes,
     seltzers
	o Average 25

	o Median 22.5
	o Mode 20

2ND SEGMENT – LOCAL NW MINNEAPOLIS BREWERIES:

Process: The following process was used in analyzing the local craft brewery competition:

- Identify craft beer breweries within 15 miles of Champlin and Maple Grove
- Define characteristics of breweries to help differentiate each business.
- Deep dive into each company's website and document details describing the characteristic of each company.

Data: Identify craft beer breweries within 15 miles of Champlin and Maple Grove (19+)



Link to shareable Google Maps link here.

Define Characteristics:

Characteristic	Options
✓ Do they offer online menu ordering/curbside pickup/deliver?	o 19/21 offer ordering. o 19/21 offer curbside pickup.



| Business Plan

	o 4/21 offer delivery
✓ Do they have private room reservation?	o 16/21 offer private room reservations
✓ What snack or food options do they provide?	o Pretzels o Van Hansen Meat Sticks o Popcorn
✓ How do they organize their events and what types of events do they have?	o 4/21 have a beer locator map on website. o 14/21 have an event calendar on their website. o 2/21 have an event list on their website. o 4/21 market games they have in house on their websites (Jenga, cribbage, bags, cards, shuffle puck)

✓ What are their membership options?	o Under Pressure Brewing: Knight's club
	o Torge
	    a) $50 for $1 off/pint
	    b) $250/1 free pint/day +$1 off/pint
	    c) $1000 for 3 free pints/day
	o OMNI Brewing CO: Crowler membership club
	    a) $25/month = 3 free beers
	    b) $275/year = 36 free beers
	o Luce Line Brewery
	    a) Founding memberships (get t-shirt & glass, 10% merch, 25% off rental space, free brewery tour, members only events, $ off crowler)
	o 10k Brewing
	    a) Silver & Gold memberships
	        ▪ Silver = Free glass, 2 hours of unlimited beer, member events, specialty releases
	        ▪ Gold = All of Silver + upgraded glass, 1 growler refill each month.

3RD SEGMENT – LOCAL NW MINNEAPOLIS DOG PARKS:

Process: The following process was used in analyzing the local dog park competition:

- Identify dog park within 15 miles of Champlin and Maple Grove
- Define characteristics of dog parks to help differentiate each park.
- Deep dive into each park's website and document details describing the characteristic of each park.

Data: Identify dog parks within 15 miles of Champlin and Maple Grove (9)




Ramsey
Ham Lake
Dayton
Andover
Anoka
Champlin
Coon Rapids
Blaine
Elm Creek
Park Reserve
Osseo
Spring
Lake Park
Brooklyn Park
Fridley
Brooklyn
Center
Maple Grove
Columbia
Heights
New Hope
St Anthony
Plymouth
Google

Link to shareable Google Maps link here.

Define Characteristics: Because each park website offered limited information, it was difficult to have a uniform way of comparing each dog park. While the following characteristics were only specified on a handful of their websites, it may be valuable to identify them as shown below:

- Admission cost
- Offered picnic tables on site
- Small dog section
- Offered watering hole
- Furnished poop bags

As mentioned previously, there was limited information available on each site, making it difficult to add statistically significant analysis. The parks have been listed below.

Dog Park Name	Distance to Maple Grove	Distance to Champlin
Environmental Nature Area Off-Leash Dog Park	13	5.1
Brookdale Park & Dog Park	9.9	8.6
4 Paws Dog Park	5.7	12.3
Plymouth Dog Park	3.4	14.4
Alpine Dog Park	17.2	5.5
Fish Lake Regional Park	1.4	13.5
Elm Creek Park Reserve – Dog Park Off-Leash area	9.1	4.4
Dog Park at Fish Lake Regional Park	0.8	12.9
Aquatore Park	17.3	11.6

KEY FINDING OF CRAFT BEER & PET CARE MARKET ANALYSIS:

- Market trends show that there was a significant drop in CAGR for both the craft beer and pet care industries in 2020 due to the COVID-19 pandemic. Both markets are expected to heal and overcome this dip going into 2021-2022.
- The high rate of adoption for low alcoholic beverages will be a game changer going into the next five years, providing Morty's Bark & Brew with an opportunity to diversity its drink selection towards low, mid and high alcohol content beers, wine, and seltzers, which align with generally health focused, variety hungry millennial markets.
- A growing millennial population has tied to growth in the markets of both craft beer and pet care industries.
    - Millennials have taken over the followings:
        - Largest segment of craft beer consumers
        - Largest segment of dog owners.
    - Millennials and other age groups have shown to view their pets as integral members of their family, leading them to spend more on quality wellness centered products and services for their pets.
- 2020 has shown a 2.0% annualized increase per capita in expenditures on alcohol from 2016-2021.
- The largest restrictors on the craft beer market include competition with other low alcoholic content options such as seltzers & wine, high competition levels, and new government restrictions.
- There were few applicable restrictions identified in the growth of the Pet Care industry.

INDUSTRY THREATS & OPPORTUNITIES

CRAFT BEER	PET INDUSTRY
- Overwhelming consumer support for craft beer has led to rapid industry growth. - Small-scale breweries have become a big hit with consumers due to their local flair and quality ingredients. - The craft brewing phenomenon has emerged as today's biggest craze in the alcoholic beverage sector. - There is some concern that the number of craft breweries will eventually plateau.	- Pet owners have been purchasing a greater range of high-value services for their pets. - A shift in consumer attitudes has resulted in strong demand for luxury goods for pets. - Rising per capita disposal income and increased per ownership will drive sales growth

LOCAL COMPETITION:

Current Direct Competitors:

In the geographic area, City of Minneapolis, there are two direct competitors: Unleashed Hounds and Hops & Underdog Park.

Direct Competitor #1 – Unleashed Hounds and Hops located at 200 East Lyndale Ave N, Minneapolis, MN. According to Sidewalk Dog Media, the Unleashed Hounds and Hops reached its crowdfunding goal in less than four hours, doubled it in three days, and has now unveiled stretch goals in its Indiegogo campaign. If they reach



$50,000, they'll be able to get agility equipment added to their facility. Unleashed Hounds and Hops is the first combination indoor/outdoor off-leash dog park, tap house, and eatery in the Twin Cities with 6,500 square feet of indoor space and thousands of feet outside. They live by the motto "Nothing brings people together better than good food, cold beer and your best friend." They are scheduled to open early winter of 2020 as shown below.

- 2017   Unleashed Hounds and Hopes is conceptualized, the search for location begins.
- April 2019   Location was identified.
- July 2019   with approval from the City and the State, they sign a lease at 200 N Lyndale Ave
- October 1st, 2019 Construction begins on 6,500 square foot indoor space.
- December 2019   Begins to build and train employees.
- January 2020   Opens to the public

Direct Competitor #2 – Underdog Park situated in SE Minneapolis. They are not yet in operation and therefore not much information is available. However, according to their website, it is Minnesota's largest indoor dog park and brew pub covered over 20,000 plus square foot. It is a one stop shop for all your and your dog's needs: indoor or outdoor patio, dog park, pub, doggy daycare and more. They also offer grooming, self-service wash station and retail.

Current Indirect Competitors:

Many restaurants and breweries/bars offer dog-friendly patios abound the City of Minneapolis. Several local breweries welcome dog indoors in addition to on the patio. Also, several coffee shops would let your pup join you inside. However, none of the current indirect competitors has either designated indoor dog park or adjacent outdoor dog park.

For instant, within 5-mile radius from direct competitor #1, there are 32 dog-friendly patio breweries, 13 dog-friendly inside breweries, and the same 13 dog-friendly insides are also dog-friendly patio. To name a few, Inbound Brew Co, Sisyphus Brewing, Modist Brewing Co, Bauhaus Brew Labs, and Sociable Cider Werks.

Competitive Matrix:

Features	Morty's Bark & Brew ❖	Unleashed Hounds & Hops ❖	Underdog Park ➢	Inbound ➢	Sisyphus ➢	Modist ➢	Bauhaus ➢	Sociable Cider ➢
Dog-related education with holistic approach	✓	▪	▪	▪	▪	▪	▪	▪
Dog-Friendly Inside (on leash)	✓	✓	✓	✓	✓	✓	✓	✓
Dog-Friendly Patio (on leash)	✓	✓	✓	✓	✓	✓	✓	✓
Dog-Friendly both Inside & Outside (on leash)	✓	✓	✓	✓	✓	✓	✓	✓
Indoor Dog Park (on/off leash)	✓	✓	✓	▪	▪	▪	▪	▪
Outdoor Dog Park	✓	▪	✓	▪	▪	▪	▪	▪

(on/off leash)								
Food & Drink available for purchase	✓	✓	✓	✓	✓	✓	✓	✓

Features	Morty's Bark & Brew	❖ Unleashed Hounds & Hops	❖ Underdog Park	➢ Inbound	➢ Sisyphus	➢ Modist	➢ Bauhaus	➢ Sociable Cider
Morning Coffee Hours	✓	▪	▪	▪	▪	▪	▪	▪
Event Rooms for rent	✓	▪	▪	▪	▪	▪	▪	▪
Dog-Friendly Menu	✓	▪	▪	▪	▪	▪	▪	▪
Dog-Friendly Events	✓	▪	▪	✓	▪	▪	▪	▪

Legends:

❖	Direct Competitor	➢	Indirect Competitor
✓	Included	▪	No Information listed on website.

MORTY'S BARK & BREW SWOT ANALYSIS:

We are in a highly lucrative markets (i.e., dogs and craft beer) in a growing economy. We foresee our strengths as the ability to respond appropriately to what the markets dictate and to provide quality services. In addition, through quality management we intend to become a trusted, well-respected, and known entity in our community and respective industries. Our key personnel have a wide and thorough knowledge of the dog business and local craft beer market and expertise, which will go towards penetrating the market. However, we also acknowledge our weakness of a start-up company without a lot of experience, and the threat of new competition taking aim at our niche. We strive to be an economically healthy company by managing our business with thoughtfulness and intention and reinvesting our profits. By doing so, we give ourselves the freedom to pursue purpose rather than profit, to innovate, and to seek continuous improvement in everything we do. Below are the summarized SWOT.

Strengths:

- Access to both indoor/outdoor dog park
- Customers can learn more about their dogs/strengthen bonds thru education program.
- Specific, safe and fun atmosphere for the community to come to when they want to unwind and have fun.
- Personable & destination of choice
- Creating social responsibilities by establishing ourselves as a community-oriented business by partnering with local organizations
- Strategic market segmentation and implementation strategies
- Diversified market segments: ensuring the lack of dependency on one market.
- Combination of skills in directorship. The directors intend to jointly develop business strategy and long-term plans, having wide experience in product and business know-how.
- Unique quality services & Dog centric destination of choice
- Customer loyalty



Weaknesses:

- Lack of reputation in comparison to both direct and indirect competitors.
- The introduction of new organizational practices and personnel who have not previously worked together present a challenge to a start-up company.
- A limited financial base compared to the major players in both dog and beer industries.
- Specific environment for dogs and dog lovers, excluding another pet (cats, birds, etc.)
- Obtaining necessary licenses could be challenging.
- We do not have kitchen and rely on food trucks.
- No major marketing
- Hard to raise capital being a start-up.
- Premium price

Opportunities

- Specific niche: dog-related holistic health approach being offered in a fun atmosphere.
- The new generation of individuals as families has a far greater appreciation of healthier lifestyle for themselves, which has transcended to their pets.
- Strategic partnership with natural pet products companies. – though still in its infancy
- Internet marketing and sales (natural pet products) – though still in its infancy
- 25% of craft beer drinkers think craft beer match well with food. This gives us an opportunity to better match food and beer via variety of food trucks.
- Flavored beer options have continued to dominate as the first choice of beers to try for women and younger drinkers. Featuring beers to attract more women who are main caretakers for dogs.
- Expand to wine.

Threats:

- Liability and how law and regulations will have a direct impact on MB&B.
- Some resistance from the public is also expected.
- Existing establishments with similar concept also post threats.
- Among consumers, beer is seen as a high-calorie beverage, because of this, consumers are turning to low-calories, easy to drink & wine as their acholic beverage of choice.
- Light beer continues to dominate volume sales and significantly higher than craft beer volume sales.

OUR OPPORTUNITY:

PROBLEMS WORTH SOLVING	OUR SOLUTIONS
• Unmindful pet parents • Inclement weather • Limited access for dogs	• Pet-related education with holistic approach • Indoor lounge areas • Sensory outdoor dog park

Problem Worth Solving:

Pet-friendly businesses are now in higher demand. Many establishments, such as bars and restaurants will allow customers to bring their dogs; however, dogs are only allowed to be in a restricted area. Even with current variances that allow dogs on leash inside in some establishments, there is still limited access. Moreover, some places would only allow dogs to stay during certain hours as they plan to open a section to the public.

The three biggest issues when it comes to "Dog-Friendly" businesses are.

1) **Unmindful Pet Parents**: Unmindful pet owners may brush off a potential behavioral/health problem until the dog is noticeable suffering. They also love their dog deeply and want to strengthen bonds but do not know where to begin.
2) **Limited access for dogs.** It is important to allow a dog to have some time to explore its surroundings. Many facilities have limitations on where people with dogs can dine, such as in outdoor or patio areas only. This may be an issue if waitstaff do not come outside to take orders or the restrooms are located indoors.
3) **Inclement weather.** People can only enjoy their time with furry friends when the weather is nice enough. Weather permitted only. That is neither fair nor fun at all!!

Our Solutions:

1) **Educational programs**. At MB&B, we believe that raising and caring for a dog is a lifetime commitment and a journey worth taking. Pet parents want to have the same focus on health and well-being of their dogs as they do for themselves. Morty's Bark & Brew offers education program and events that will cover variety of holistic health topics.
2) **Sensory outdoor dog park.** At MB&B, people can bring their furry friends to socialize with other dogs while they enjoy a cold beer or two. Dogs see with their noses, and they place as much importance on their sense of smell as we place on our sense of vision. Go explore, sniff away!! That is a great way for dogs to release stress. That is what our sensory outdoor dog park is for!!
3) **Indoor lounge area.** We have plenty of room both indoors and outdoors for dogs to explore and socialize. For safety reasons, dogs are not allowed behind the bar and must be on leash when in an indoor bar area. Another occasion that a dog must be on a leash is at the Entrance and Exit. We offer food trucks that line up and customers are welcome to bring their own food. Again, for safety reasons, which we cannot stress enough, we offer designated areas for customers to eat their food if they choose to do so. Note that when you utilize one of the designated eating areas; only allow your own dog(s) to enter/exit.

Our Advantages:

Two direct competitors and Morty's Bark & Brew (MB&B) have a similar concept, which is offering both indoor and outdoor social arenas to customers and their dogs in one facility and bringing responsible dog parents together in a safe and friendly environment. When it comes to social time between four and two-legged best friends, customers do not have to choose. Morty's Bark & Brew offers the opportunity for on-leash/off-leash socialization for dogs and their owners have access to both food and drinks. You can experience hours of fun for the whole family at MB&B regardless of the weather because we offer access to both indoor and outdoor spaces. We have got you covered literally and figuratively!

 | Business Plan

However, the uniqueness of MB&B is we aspire to promote human-animal bonds thru on-going pet-related education program with holistic approach. That is, we encourage pet parents to look at the canine's overall health and well-being, not just from a physical standpoint. We are committed to help pet parents feel empowered to make healthy choices, focus on prevention, enhance their pet's quality of life and happiness, and take control of their pet's heath physically, mentally, and emotionally. Our topics include but not limited to diets, fitness, prevention and treatment, therapy, etc. in appropriate formats (mini-series, discussion panel, lectures, seminar, Ask-the-Expert, webinar, etc.) We will utilize and partner with both local and national accredited trainers, educators, veterinaries, behaviorist, etc. Morty's Bark & Brew will be a trusted partner and platform for its customers to generate respectful and meaningful pet-related discussions in a safe and fun environment. This is a win-win situation for all involved; customers become their pet's advocate, pet's quality of life is improved, and human-canine bonds are strengthened.

According to Pet Business, consumers, over the last five to ten years, have taken conscious movement toward a natural, healthier lifestyle for themselves, which has transcended to their pets. Additionally, pet parents are taking a more proactive and holistic approach to healthcare, leading to growth in natural and organic product sales. Pet parents are going beyond seeking out solutions to specific nourishment. They are caring more and spending more on their pet's wellbeing.

For example, with pet ownership on the rise in the US, the pet industry is seeking an uptick in pet food sales across the board. Pet owners are not just buying more kibble – many are seeking out healthier, premium-grade pet foods for their four-legged family members. This includes natural and holistic options. How do you read labels? Which brand should I pick? Natural VS Organic?? Or should I feed raw instead? Helping pet parents making conscious investment in their pet's health is our niche! It not only impacts what kinds of products they are looking for but has led to increased spending. This creates an opportunity for Morty's Bark & Brew to become a vendor for selected natural/organic consumables and pet health goods in the future.

MB&B will feature locally sourced craft brews and rotate though out. Also, we will have food trucks line up and rotate as well.

In addition, we will host adoption for local animal shelters, fundraiser events, etc. When possible, we would line up a professional dog trainer/behaviorist to help you match you and your future dog.

We are planning to utilize our local resources as much as possible, and thus, we are supporting our communities and making us stronger together.

BUSINESS MODEL:

KEY PARTNERS:

- Air Gustafson
- TBD

KEY PLANNED HIRES:

- Operation:



- o   Bar & floor staff (Part time)
- o   Bar manager/General Manager (Full time)
- o   Outdoor Park staff (Part time)
- o   Cleaning crew (Contract)
- Administrative:
  - o   Administrative assistant/event coordinator (Part time)
  - o   Professional accountant and payroll (Part time)
  - o   Legal Consultants (As needed)

KEY ADVISORS:

- Service Managing Related - TBD
- Dog Related - TBD
- Community Related - TBD
- Legal Related -TBD
-

KEY ACTIVITIES:

- Indoor/Outdoor Dog Park
  - o   We offer both indoor and outdoor areas for customers and their dogs.
  - o   This will be a focal point to get customers in the doors.
- Craft Beer
  - o   MB&B will not brew its own beer but will provide a variety of quality locally brewed beers.
  - o   This will also be a focal point in addition to the indoor/outdoor dog park.
- Education Programs
  - o   Holistic approach to all aspects; training, diet, exercise, mental stimulations, emotional health, general health, relationship with its parents.
  - o   Holy Shift! courses
- Food & Non-Alcoholic Beverages
  - o   We don't prepare food here. But we will offer a rotating lineup of food trucks.
  - o   Prepackaged snacks
  - o   Coffee (morning hours only)
  - o   Prepackaged pastries
- Dog Menu
  - o   Dog treats for purchase
  - o   Dog menu for purchase
- Customer Service
  - o   Employees cross-training programs (dogs & beer) to create a transparent environment.
- Entertainment
  - o   Trivia, Date night (with your dog's/humans), Game nights (tricks & toys), special events, etc.
  - o   Private events
- Community involvement & customer experience
  - o   The base of our existence, values and commitment to customers



- o Fundraising, festivals, employee volunteer incentives, activity sponsorships (bike races, running, etc.)
- Private party space rental

KEY RESOURCES:

- Local supply chain channels
  - o Establish a healthy relationship with selected local breweries and other local resources including food trucks and dog-related community
- Planning startup
  - o Exhausting market research
  - o Advice and consultation with experts
  - o Business Plan
- Employees
  - o Well-informed and competent employees
  - o Dog body language training for all employees
  - o Craft Beer 101 training for all employees

VALUE PROPOSITION:

- Improving the way humans & dogs can live in harmony
  - o Creating a social setting and meaningful relationships that will live on when customers leave Morty's Bark & Brew.
  - o Improving the quality of life through an affordable craft beer experience and positive education program for dog lovers

SAFETY:

- Providing safety and cross training to all employees
  - o 1st Day, 1st Hour orientation
  - o Dog body language training
  - o Beer 101 training
  - o Safety protocols for emergency

CUSTOMER RELATIONSHIPS:

- Forming relationships
  - o Get to know the customers and their dogs. Laugh with them, cry with them, learn with them.
  - o Be personable and to maintain good relationship and respect different opinions.
  - o Train staff to inform customers how they can be involved with MB&B education programs and activities.

CUSTOMER SEGMENTS:

- Locals (Geographical)
  - o Dogs lovers (target aged 21-54)
  - o Beer - Young professionals (21-late 30s)



- o College students
- o Hipsters, active lifestyle
- o NW suburbs (Brooklyn Park, Anoka, Coon Rapids, Ham Lake, Maple Grove, Lino Lakes)
- o Pricing for varied economies
- o Ages from 21 up
- Tourists
  - o Staff will be knowledge about the geographical area and aware of tourist's desires
- Segments with growth potential
  - o Beer -Established professionals (aged 35-44 and 45-54)
  - o Dog – families with young children (aged 35-44)
  - o Special dietary needs (light calories beer, kombucha, etc.)
  - o Offer education program regionally
  - o Doggie Daycare
  - o Online and instore natural dog-related consumables and products
  - o Franchise & branding

CHANNELS:

- The path of delivery to Morty's Bark & Brew
  - o Distributors deliver to MB&B. If close enough we will pick up goods to reduce cost.
- In-House channels
  - o Customers and their dogs enter building while dogs must be on leash.
  - o Entrance and Exit are separate areas for safety reasons.
  - o First-time customers will be asked to sign a waiver.
  - o Seat yourself, able to select a bar area, indoor, or outdoor.
  - o Customers place and take orders at a bar area.
  - o Servers take empty glasses & clean up

COST STRUCTURES:

- Revenue structure
  - o Membership structure (daily, monthly, yearly)
  - o Education program (tickets sale)
  - o Happy hours to seasonal beer prices
  - o Morning hours for coffee drinkers/morning raisers
  - o Prepackage snacks available for purchase.
  - o Dog menu and treats available for purchase.
  - o Non-alcoholic beverages for purchase
  - o Close-off sections for rent/private party.
  - o Onsite & online merchandise (dog treats, snacks, apparels, growlers, etc.)
- Startup costs
  - o Bar and indoor/outdoor dog park equipment
  - o Employees
  - o Purchase Agreement
  - o Software license (payroll, security system, inventory, etc.)

 | Business Plan

- o   Full liquor License
- o   Permit/Variance/Inspection
- o   Landscaping
- o   Construction/design & architect costs
- Ongoing variable and fixed costs
  - o   Depreciation and Maintenance on equipment
  - o   Labor
  - o   Materials (beer, glasses, supplies, etc)
  - o   Utilities on facility
  - o   Insurance
  - o   Administration
  - o   Marketing

REVENUE STREAMS:

- Initial phase (Year 1 – Year 3)
  - o   Morty's Bark & Brew is a membership based. See EXHIBIT A for details.
  - o   Introduction of company: Dog park and craft beer bar combo, education program, coffee hours, and MB&B brand merchandise (dog treats, tasting glasses, growlers, hats, t-shirts, bandanas, etc.)
    - ▪ Pre-construction – Crowdfunding. See EXHIBIT A for details.
    - ▪ During construction – "Sneak Peek" tickets go on sale to raise money during construction period. Tickets will include canned craft beer and tour of facility. Other swags to be included as needed. More events will also be included during this period when applicable.
    - ▪ Soft Opening – invite only. This option is offered in one of the crowdfunding packages. Also, tickets will be available for purchase if spots need to be filled. Depend on the timeline and feedback, we might be able to have two separate soft opening.
    - ▪ Grand opening – target date is April 2022
- Second phase (Year 4 – Year 5)
  - o   After maturation of initial phase enters small level of dog daycare.
  - o   Expending scopes of education program
  - o   To test a potential growth, few natural pet products are available for purchase in store.
  - o   Pet Taxi – Transport customers and their pets safely.
- Growth stage (Year 5 and beyond)
  - o   Morty's Bark & Brew has overcome the intense start-up stage and is now generating revenue and growing its client base. While profits have increased, competition is catching up.
  - o   We focus first on fine-tuning our business model by identifying ways to improve operational efficiencies and improve profitability.
  - o   Becoming a vendor for selected natural products is also taking into a consideration. This will depend on the feedback we receive from customers.
- Expansion stage (Year 5 and beyond)
  - o   Looking for way to stream in new revenue and profit.
  - o   Streamlined plan and research before moving into new markets.



| Business Plan

- o   Franchise opportunity
- Working with local guides/demands
  - o   Getting involved and participating in local events to learn more about demands.

BUILDING LAYOUT:

- Pending

Appendix

Market Trend References & Notes:

Craft Beer:

Reference 1:
Craft Beer Market by Product Type (Ale and Lager), Distribution Channel (On-Trade and Off-Trade), and Age Group (21–35 Year Old and 40–54 Year Old, and 55 Years and Above): Global Opportunity Analysis and Industry Forecast, 2018–2025 - https://www.alliedmarketresearch.com/craft-beer-market

Information from link:

Small craft brewery needs to have <6 million barrels of beer per year

Drivers:

- surge in demand for more beer styles coupled with increase in per capita income
- demand for more variety.
- Consumers seek more comfortable and stylish experience
    - Think bars, restaurants, coffee shops, clubs, hotels, brewpubs, tasting rooms, and tiki bars
- rise in number of millennials

Restraints

- Need to purchase analysis ($3600)


GLOBAL CRAFT BEER MARKET
BY PRODUCT TYPE
2018
2025
Ale
Lagers
The LAGERS segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.


GLOBAL CRAFT BEER MARKET
BY DISTRIBUTION CHANNEL
2018
2025
On-Trade
Off-Trade
The ON-TRADE segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.



GLOBAL CRAFT BEER MARKET
BY AGE GROUP
■ 2018   ■ 2025

21-35 years old   40 - 54 years old   55 and above

The 21-35 YEARS OLD segment dominates the global Craft Beer market and is expected to retain its dominance throughout the forecast period.

Reference 2:

North America Craft Beer Market Trends -

https://www.marketdataforecast.com/market-reports/na-craft-beer-market

Drivers:
- Increased demand for low-alcoholic beverages (<2.8%) that have better taste
- Significant changes in social lifestyle of local populations
- Increase in disposable income leads to more expensive products and diversity
- The demand of health conscious consumers increases, the demand for drinks with low alcohol content increases (<%2.8)

Restraints:
- New liquor sales, taxes, and government regulations

Reference 3:

Global Craft Beer Market Trends -

https://www.mordorintelligence.com/industry-reports/craft-beer-market

Drivers:
- demand for low-alcoholic beverages has been rising with the growing interest of health-conscious consumers
  - which is attributed to a growing awareness of alcohol unit consumption and the customers' willingness to try new beverages.
  - low-alcohol beers are now cheaper than their high alcoholic equivalents, for those of 2.8% ABV and less

Restraints:
- the threat from other alcoholic beverages, like wine, is one of the major hindering factors to the craft beer market.

Impact of COVID-19

- Pertaining to the worldwide restriction imposed on the functionality cafes and pubs, the mass consumption segment of craft beers i.e. on-trade channels incurred an extended downfall during the year 2020. However, as the situation of COVID-19 has gradually improved, with lesser restrictions being imposed on foodservice channels, craft beer market is likely to gain back its elevating consumption levels from this year.
- As the culture of "Sit Home and Booze" got on the rise throughout the pandemic period, the off-trade distribution segment witnessed a remarkable growth, as store and online alcohol sales soared across the world.



Distribution of low-alcoholic beverages market by category, Worldwide, 2019

- Low-alcohol beer
- Low-alcohol wine
- Low alcohol RTDs
- Low alcohol cider
- Low alcohol spirit

Source : Mordor Intelligence

Reference 4:
Global Beer Market Trends
https://samples.mordorintelligence.com/52486/Sample%20-%20Global%20Beer%20Market%20(2020%20-%202025)%20-%20Mordor%20Intelligence.pdf

Drivers
- America is home to the largest and most diverse beer culture in the world (p. 15)
- The millennial, one of the largest demographics in the United States population, is a targeted segment of breweries. The increasing preference of millennials for flavored beers has resulted in breweries to adopt and incorporate newer flavors in their beer offerings. (p.26)
- The craft beer gained its recognition in the country, significantly by social media and local events/promotions. It is associated with high-quality products, sustainability, and local products. There is a significant growth in bars that specialize in craft beer. (p.26)

Restraints
- High levels of competition

List of low alcoholic beverages:
- Goose Island So-Lo IPA (3% ABV), Four Peaks Brewing Gilt Lifter Ale (3.4% ABV), Breckenridge Brewery Resolution Blueberry Acai Golden Ale (3.5% ABV), and Golden Road Brewing Mango Cart Wheat Ale (less than 0.5% ABV).



Reference 5:
Quotes from major players in beer industry - https://www.forbes.com/sites/chrisfurnari/2020/12/31/looking-ahead-beer-pros-predict-the-next-decade-of-industry-trends/?sh=2cd95f9b4213

Adam Romanow, Founder, Castle Island Brewing Company

"The continued maturation of the category is going to force owners and leadership to get more organized, prepared, and professional. Pressures of consolidation, increased competition, and an unpredictable end consumer will mark a decade of breweries having to evolve into real businesses if they want to find growth. Expectations are going to have to be more modest, plans more developed, and business practices more honed. Ultimately I think we'll see the next decade separate out the survivors from the passers-by, largely based on their ability to run a strong business that also happens to make incredible beer."

Harry Schuhmacher, Founder, Beer Business Daily

"The drinker today looks toward something light in both alcohol and calories, but still cool. Tito's and soda accomplishes that. White Claw and Truly have found a way to put it in a can. While the last decade has been about big flavors, big alcohol content, and a cool story, the next decade will be about lower ABV, lower calories, and easy-drinking — story be damned."

Sam Calagione, Founder, Dogfish Head Craft Brewery

"Growing demand for beers that are high in flavor and food compatibility, but lower in calories: fruit-infused sour beers and low-cal IPAs are two categories we believe will grow strong for many years to come."

Matt Fraser, COO, CANarchy Craft Brewery Collective

"Our consumers are going to continue demanding the latest new products. Their taste profiles will evolve over the next decade and we'll see companies in our space evolve with our consumers. CANarchy plans to continue to innovate along with our consumers and get in front of the next pocket of significant growth within our category."

Adam Lambert, Chief Revenue Officer, BrewDog USA

"I wish I had the crystal ball on this one. There's going to be so many moving parts over the next ten years, including continued consolidation, joint ventures and M&A. We've lost 4.3% of total beer volume over the last ten years, but I don't see this continuing. I see healthy lifestyle beverages growing, craft beer leveling out, and brewers actually trying to make money in beer. Meanwhile, seltzers aren't going away, but another form of beverage will be coming right behind it."

Reference 6:
Drivers:
- Overall, per capita expenditure on alcohol is expected to increase at an average annual rate of 2.1% to $759.8 over the five years to 2021, despite the coronavirus pandemic and economic recession in 2020.

Restraints:
- Trend in low carbohydrate diets discourages consumption of beer

KEY METRICS

Per Capita Expenditure on Alcohol

TOTAL (2021)

~ **$760**

ANNUALIZED GROWTH 2016-21

+2.0%

Total Per Capita Expenditure on Alcohol ($)

https://www.ibisworld.com/us/bed/per-capita-expenditure-on-alcohol/66/

Pet Industry

Region	Study Period	Market Size	Market Size	CAGR	Source
US	2019-2029	2019 = $97 B	$168.3	6%	PR Newswire
US	2016-2026			5.3%	Mordor Intelligence
Global	2020-2025			5.2%	BusinessWire
Global	2020-2027	2020 = $225B	20207 = $359 B	6%	Fior Markets
Global	2020-2027	2020	2027 = $256 B	5.2%	Market Report

Global	2020-2027			3.5%	Globe News Wire
US	2018-2020	2019 Actuals = $95.7 B	2020 Estimated = $99.0 B		American Pet Products Foundation

---

Reference 7:
https://www.mordorintelligence.com/industry-reports/united-states-pet-market

Drivers:
- rise in the number of millennial pet owners
- shift in the way pets are viewed
- online retail channels represents the fastest growing segment for pet product sales
- 88% of millennial believed raising a pet is a good way to prepare for parenthood
- pets are viewed as integral members of the family, and owners willing to spend on their pets
  - quality food, surgical vet visits, grooming aids, toys, and vitamins, differentiate millennial population from their older counterparts in the region

Restraints:

Reference 8:
https://www.americanpetproducts.org/press_industrytrends.asp

Actual Sales within the U.S. Market in 2019
In 2019, $95.7 billion was spent on our pets in the U.S.
Breakdown:
Pet Food & Treats $36.9 billion
Supplies, Live Animals & OTC Medicine $19.2 billion
Vet Care & Product Sales $29.3 billion
Other Services $10.3 billion
(Other Services include boarding, grooming, insurance, training, pet sitting and walking and all services outside of veterinary care)

Estimated 2020 Sales within the U.S. Market
For 2020, it *estimated* that $99.0 billion will be spent on our pets in the U.S.
Estimated Breakdown:
Pet Food & Treats $38.4 billion (4.1% increase)
Supplies, Live Animals & OTC Medicine $19.8 billion (3.1% increase)
Vet Care & Product Sales $30.2 billion (3% decrease)

Other Services   **$10.7 billion (3.9% increase)**
(Other Services include boarding, grooming, insurance, training, pet sitting and walking and all services outside of veterinary care)

<u>Number of U.S. Households that Own a Pet (millions)</u>

Bird	5.7
Cat	42.7
Dog	**63.4**
Horse	1.6
Freshwater Fish	11.5
Saltwater Fish	1.6
Reptile	4.5
Small Animal	5.4

Reference 9:
Share of pet ownership in the united states in 2019/20, by generation
https://www.statista.com/statistics/1130651/pet-ownership-by-generation-us/



Reference 10:
https://www.globenewswire.com/news-release/2020/05/13/2032542/0/en/Insights-into-the-US-Pet-Industry-to-2021-Featuring-Colgate-Palmolive-General-Mills-GuardianVets-Among-Others.html

New York, Aug. 18, 2020 (GLOBE NEWSWIRE) — Reportlinker.com announces the release of the report "Global Pet Care Industry" -
https://www.reportlinker.com/p05896269/?utm_source=GNW

6 Billion by 2027, growing at a CAGR of 3.5% over the analysis period 2020-2027. Food, one of the segments analyzed in the report, is projected to record a 3.1% CAGR and reach US$134.6 Billion by the end of the analysis period. After an early analysis of the business implications of the pandemic and its induced economic crisis, growth in the Accessories segment is readjusted to a revised 4.7% CAGR for the next 7-year period.

The U.S. Market is Estimated at $42.1 Billion, While China is Forecast to Grow at 6.3% CAGR

The Pet Care market in the U.S. is estimated at US$42.1 Billion in the year 2020. China, the world`s second largest economy, is forecast to reach a projected market size of US$41 Billion by the year 2027 trailing a CAGR of 6.2% over the analysis period 2020 to 2027. Among the other noteworthy geographic markets are Japan and Canada, each forecast to grow at 1% and 2.6% respectively over the 2020-2027 period. Within Europe, Germany is forecast to grow at approximately 1.7% CAGR.

Grooming Segment to Record 3.7% CAGR

Reference 11:
https://www.reportlinker.com/p05896269/Global-Pet-Care-Industry.html?utm_source=GNW
- Growth in the future will be facilitated by the continued shift from traditional foods toward gourmet options
- millennial customers who are willing to purchase organic products and spend on high-end pet hotels will present new growth opportunities
- Pet food innovations will revolve around healthy and specialized diet options for pets.
- Pet grooming services such as dog grooming, and bird grooming will rise in prominence.
- Mobile pet care services are emerging as a win-win situation for both consumers as well as service providers.
- Pets are prone to stress when taken to new locations such as hospitals or pet grooming centers, and mobile pet care services provide the required care in familiar surroundings. Mobile pet care services are also cheaper since it requires low capital resources as the model eliminates the need for maintaining a physical location. Even for established pet care centers, the mobile model provides an additional service delivery model to expand their business and increase revenues. The COVID-19 is driving demand for mobile pet care as pandemic induced restrictions on movement of people are encouraging consumers to opt for these services from the comfort of their homes.

Reference 12:
https://www.fiormarkets.com/report/pet-care-market-by-type-cat-dog-fish-418907.html

Pets provide companionship and help with emotional support, reduce stress level, sense of loneliness, increase social activities and add to a child's self-esteem and positive emotional development.

The factors driving the market are growing pet adoption across the globe, mobile pet grooming, an increase in animal healthcare expenditure, increasing demand for protein in animal food, demand for pet insurance, and rising prevalence of foodborne and zoonotic diseases. Smart tech pet beds and advanced tracking pet wearable is expected to provide market growth opportunities.

The factors restraining the market growth are lack of awareness in developing and under-developed regions, decreasing adoption of a mercury thermometer, and high pet care cost.

Reference 13:
https://www.businesswire.com/news/home/20200818005453/en/Global-Pet-Service-Market-Growth-Trends-and-Projections-2020-2025---ResearchAndMarkets.com
Drivers:
- popularity of pet fashion. Some pet owners, especially affluent ones, are very particular about representing their lifestyles by spending on comfortable and luxurious products for their pets.
- ***Increase in Number of Pet Owners and Increased Spending on Pets. The pet services include, pet sitting, pet grooming, pet travelling, pet training, pet hotels and customised subscription boxes for the pet.***
-
-

Reference 14:
https://www.prnewswire.com/news-releases/global-pet-food-market-to-show-an-impressive-cagr-of-6-from-2019-to-2029-with-valuation-expected-to-reach-us-168-3-bn-finds-tmr-300999294.html
Drivers:
- Pet owners, particularly those are vegetarian are opting for using plant based food or vegan food products for grooming their pets. They have become extremely conscious about the health of their pet and are opting for premium products that will groom their pet. Such developments are thus helping to push the development of the global pet food market.
- Increasing empathy towards pets is prompting the use of premium products. This is thus

helping in improving the sale of global market and thus aiding in its overall growth.

Restraints:

- wastage and spoiling of food products because of the paper-based packaging.
- Food with high meat content gets easily spoiled leading to loss of customer loyalty.

Reference 15:
https://www.globenewswire.com/news-release/2020/09/28/2099985/0/en/Global-Pet-Care-Market-Is-Expected-to-Reach-USD-358-62-billion-by-2027-Fior-Markets.html
Pets help with emotional support, reduce stress level, increase social activities, and also provide companionship.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Ex- change Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

AN INVESTMENT IN THE SECURITIES OFFERED HEREBY IS SPECULATIVE IN NATURE, INVOLVES A HIGH DEGREE OF RISK AND SHOULD NOT BE MADE BY ANY INVESTOR WHO CANNOT AFFORD THE LOSS OF HIS ENTIRE INVESTMENT. EACH PROSPECTIVE PURCHASER SHOULD CAREFULLY CONSIDER THE FOLLOWING RISKS AND SPECULATIVE FACTORS ASSOCIATED WITH THIS OFFERING, AS WELL AS OTHERS DESCRIBED ELSEWHERE IN THE AGREEMENT, BEFORE MAKING ANY INVESTMENT. THE AGREEMENT CONTAINS CERTAIN STATEMENTS RELATING TO FUTURE EVENTS OR THE FUTURE FINANCIAL PERFORMANCE OF OUR COMPANY. PROSPECTIVE INVESTORS ARE CAUTIONED THAT SUCH STATEMENTS ARE ONLY PREDICTIONS, INVOLVE RISKS AND UNCERTAINTIES, AND THAT ACTUAL EVENTS OR RESULTS MAY DIFFER MATERIALLY. IN EVALUATING SUCH STATEMENTS, PROSPECTIVE INVESTORS SHOULD SPECIFICALLY CONSIDER THE VARIOUS FACTORS IDENTIFIED IN THE AGREEMENT, INCLUDING THE MATTERS SET FORTH BELOW, WHICH COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE INDICATED BY SUCH FORWARD-LOOKING STATEMENTS.

Risks Related to the Company's Business and Financial Condition

Limited History

The Company was organized on May 2, 2020, and, as such, the Company has limited data and history that you can use to evaluate our business strategies and prospects. Our business model is evolving and is distinct from other companies in our industry and it may not be successful. As a result of these factors, the future revenue and income potential of our business is uncertain. Any evaluation of our business and prospects must be considered in light of these factors and the risks and uncertainties often encountered by companies in the early stage of development. Some of these risks and uncertainties relate to our ability to:

- raise adequate financing
- respond effectively to competition, and
- attract and retain qualified employees

There can be no assurance that the Company will ever generate sufficient revenues to achieve or sustain profitability or generate positive cash flow. There can be no assurance that the Company will be successful in implementing its business plan.

Key Personnel

The Company is highly dependent on its key management. The loss of these individuals could have a material adverse effect on the Company. The Company does not presently maintain key person life insurance on any of these individuals.

Financial Statements

The Company is a start-up entity. The Company has retained an accountant to prepare annual financial statements.

Risks Associated with the Company's Business

Our results of operations may be negatively impacted by the coronavirus outbreak.

In December 2019, the 2019 novel coronavirus surfaced in Wuhan, China. The World Health Organization declared a global emergency on January 30, 2020, with respect to the outbreak and several countries, including the United States, Japan and Australia have initiated travel restrictions to and from China. The impacts of the outbreak are unknown and rapidly evolving.

The Company's business has been impacted by government actions to mitigate the novel coronavirus. To date the outbreak has not had a material adverse impact on our operations, and the Company will be focusing its franchise sales within states whose coronavirus mitigation efforts have been less restrictive. However, the future impact of the outbreak is highly uncertain and cannot be predicted and there is no assurance that the outbreak will not have a material adverse impact on the future results of the Company. The extent of the impact, if any, will depend on future developments, including actions taken to contain the coronavirus.

Risks Associated with this Offering and the Company's Membership Interests

This Offering is being made in reliance on an exemption from registration requirements and there is no guarantee the Offering will comply with the requirements for such exemption.

This Offering will not be registered with the Securities and Exchange Commission ("SEC") under the Securities Act or with the securities agency of any state. The securities are being offered in reliance on an exemption from the registration provisions of the Securities Act and state securities laws applicable to offers and sales to investors meeting the investor suitability requirements set forth herein. If this Offering should fail to comply with the requirements of such exemption, investors may have the right to rescind their investment. This might also occur under applicable state securities or "blue sky" laws and regulations in states where the securities will be offered without registration or qualification pursuant to a private offering or other exemption.

The Offering has not been reviewed by Securities Agencies.

The sale of the securities offered hereby has not been approved or disapproved by the SEC or any state regulatory agencies, and no regulatory body has passed upon or endorsed the accuracy, adequacy, or completeness of this document. Accordingly, prospective investors must rely on their own examination of the document, including, without limitation, the merits of, and risks involved in, acquiring the securities.

There are significant restrictions on the transferability of the securities.

The securities to be issued upon conversion of the Notes will be restricted securities under the Securities Act and cannot be resold or otherwise transferred unless they are registered under the Securities Act and any applicable state securities laws or are transferred in a transaction exempt from such registration.

In addition, the Company's Operating Agreement contains restrictions on transfer of the Company's membership interests.

Consequently, each investor's ability to control the timing of the liquidation of his or her investment in the Company may be restricted. Investors should be prepared to hold their securities for an indefinite period of time.

There is no market, and there may never be a market, for the Company's Membership Interests, which may make it difficult for you to sell your Membership Interests Upon Conversion of the Notes.

The Company is a private company and there is no trading market for any of the Company's securities. Accordingly, there can be no assurance as to the liquidity of any markets that may develop for the Company's membership interests, the ability of holders of its membership interests to sell the same, or the prices at which holders may be able to sell such membership interests.

We cannot provide assurance regarding distributions.

The Company Agreement calls for distributions to members after a waiting period. Annual Net Income shall be distributed pro rata to Membership interest, but the existence of Annual Net Income sufficient to make such distributions cannot be guaranteed.

The Company's managers may be subject to indemnification by the Company in connection with this Offering.

The Company's Operating Agreement provides for the indemnification of the Company's managers, and, to the extent permitted by such law, eliminate or limit the personal liability of managers to the Company and its members of monetary damages for certain breaches of fiduciary duty. Such indemnification may be available for liabilities arising in connection with this Offering. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to governors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Risks Related to Tax Issues

EACH PROSPECTIVE INVESTOR SHOULD CONSULT HIS, HER OR ITS OWN TAX ADVISOR CONCERNING THE IMPACT THAT HIS, HER OR ITS PARTICIPATION IN THE COMPANY MAY HAVE ON HIS, HER OR ITS FEDERAL INCOME TAX LIABILITY AND THE APPLICATION OF STATE AND LOCAL INCOME AND OTHER TAX LAWS TO HIS, HER OR ITS PARTICIPATION IN THE OFFERING.

The IRS may classify your investment as a passive activity, resulting in your inability to deduct losses associated with your investment.

If you are not involved in our operations on a regular, continuing and substantial basis, it is likely that the IRS will classify your interest in the Company as a passive activity. The passive activity rules could restrict an investor's ability to currently deduct any of the Company's losses that are passed through to such investor.

Upon conversion, income allocations assigned to an investor's membership interests may result in taxable income in excess of cash distributions, which means you may have to pay income tax on your investment with personal funds.

Investors will pay tax on their allocated shares of our taxable income upon conversion of the Notes. An investor may receive allocations of taxable income that result in a tax liability that is in excess of any cash distributions the Company may make to the investor. Accordingly, investors may be required to pay some or all of the income tax on their allocated shares of the Company's taxable income with personal funds.

An IRS audit could result in adjustment to the Company's allocations of income, gain, loss and deduction causing additional tax liability to the Company's Members.

The IRS may audit the Company's income tax returns and may challenge positions taken for tax purposes and allocations of income, gain, loss and deduction to investors. If the IRS were successful in its challenge, an investor may have additional tax liabilities.

IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS AGREEMENT, POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

THE OFFERING

9. What is the purpose of this offering?

To raise capital sufficient to provide the down payment for a $1.7 Million SBA loan from Village Bank.ă The loan proceeds will be used for acquisition of a property locatedată7785 Lake Dr., Lino Lakes, MN 55014 (which property will be owned by Holy Shift! Properties, LLC, an entity wholly owned by the Company's Class A Member) and the cost of the Company's improvements thereto.

10. How does the issuer intend to use the proceeds of this offering?

MORTY'S BARK & BREW, LLC

Use of Offering Proceeds

	If Target Offering Amount Sold		If Maximum Offering Amount Sold	
Total Proceeds	$	170,000	$	249,999
Net Proceeds of Offering	$	170,000	$	249,999
Legal related to offering		0		10,000
SBA Loan Down Payment		170,000		170,000
Other Expense - including rent, telephone & communications, travel and office		0		69,999
Total Use of Net Proceeds of Offering	$	170,000	$	249,999

11. How will the issuer complete the transaction and deliver securities to the investors?
Signed Subscription Agreements will be collected through the funding portal.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

<h1 style="text-align:center">SUMMARY OF OFFERING</h1>

The following is a summary of the basic terms and conditions of a proposed offering of up to 10% of the Company in the form of Class B Non-Voting Membership Interest Units for $249,999.00 in the aggregate by Morty's Bark & Brew, LLC, a Minnesota limited liability company (the "Company").

THIS TERM SHEET IS FOR DISCUSSION PURPOSES ONLY AND IS NOT BINDING ON THE COMPANY OR THE PROSPECTIVE INVESTORS. NEITHER THE COMPANY NOR ANY PROSPECTIVE INVESTORS SHALL BE OBLIGATED TO CONSUMMATE AN INVESTMENT UNTIL APPROPRIATE DOCUMENTATION HAS BEEN PROVIDED TO PROSPECTIVE INVESTORS.

Securities Offered: Class B Non-Voting Membership Interest Units (the "Class B Units") totaling 10% of the Company's total membership interest units (assuming all Class B Units are fully subscribed for).

Offering Price: $46.00 per Unit

Minimum Investment: $1,000.00

Minimum Offering: $125,000.00

Capital Structure: The Company has two (2) classes of Membership Interests. 100% Class A (Voting) Membership Interest Units were previously issued to the Company's founders (the "Founders") in consideration for their contributions to the Company. Up to $249,999.00 of Class B Units totaling 10% of the Company's aggregate Membership Interests will be sold pursuant to this offering. The Company's Operating Agreement sets forth the rights with respect to the Company's Membership Interests.

Corporate Governance: The Company is managed by the Class A Member.

Terms of Class B Units:

Distributions The Company shall make a minimum distribution each year to each Member equal to the amount of any Federal taxes assessed to said Member on account of such Member's ownership of the Company's Membership Units (the "Tax Distributions").

In addition to the Tax Distributions, the Company shall distribute net profits to the Members (inclusive of both the Class A Members and the Class B Members). Distributions shall be made on an annual basis for the first two (2) years after the Company opens its business, and quarterly thereafter. Such Distributions shall be made among the Members in direct proportion that their Membership Units bear to the outstanding Membership Units.

At the time of the dissolution and winding up of the Company, following the allocation of all Net Income and Net Losses and the payment of all Company obligations, the remaining assets shall be distributed to the Members in accordance with any positive balances in their respective Capital Accounts, in direct proportion that their Membership Units bear to the outstanding Membership Units.

Non- Voting Interest   Holders of the Company's Class B Units shall <u>not</u> be entitled to voting rights.

Operating Agreement: Prior to the closing of any sale of any Class B Units the Company will provide prospective investors with a copy of its Operating Agreement, which will incorporate the terms described herein in all material respects. In order to invest in the Company, you will be required to sign the Operating Agreement.

Restrictions on Transfer: We will be offering the Class B Units pursuant to certain exemptions from the registration requirements of the Securities Act and applicable state securities laws. Therefore, the Class B Units will not be registered with the SEC, and will be deemed "restricted securities" under the Securities Act. You will not be able to re-sell or transfer your Class B Units except as permitted under the Securities Act and applicable state securities laws, pursuant to registration or exemption therefrom.

In addition, any transfer of Class B Units will need to comply with the transfer restrictions that will be contained within the Company's Operating Agreement. These restrictions specify that save and except for transfers to existing members of the Company, the Company and the other members, respectively, have the right to purchase the membership interest units of a member subject to certain events of transfer as specified within Sections 6.3 (voluntary transfer), and 6.7 (certain involuntary transfers or violations of fiduciary duties to the Company). Section 6.10 of the Operating Agreement specifies how the Fair Market Value of membership interest units subject to transfer is determined, and Section 6.11 specifies the manner in which payment is to be made. The Operating Agreement will include additional detail on these transfer restrictions.

THE UNITS OFFERED HEREBY ARE SPECULATIVE AND INVOLVE A HIGH DEGREE OF RISK. NO INVESTMENT IN THE UNITS SHOULD BE MADE BY ANY PERSON NOT FINANCIALLY ABLE TO LOSE THE ENTIRE AMOUNT OF ITS INVESTMENT. SEE THE "RISK FACTORS" CONTAINED HEREIN.

14. Do the securities offered have voting rights? □ Yes   ☒ No
15. Are there any limitations on any voting or other rights identified above? ☒ Yes   □ No
Explain: <u>See Operating Agreement</u>
16. How may the terms of the securities being offered be modified?
Any material changes to this offering will be communicated through the Funding Portal giving unsubscribed investors an opportunity to positively accept the modifications, reject them, or have their investment commitment automatically refunded.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;
(2) to an accredited investor;
(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or
(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Morty's Bark & Brew, LLC Capitalization as of 1.17.2022

Members	% Voting Class A	% Non-Voting Class B	% Total
Chutima Gustafson	100%	0%	100.00%
Total	**100%**	**100%**	**100%**

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?
See Term Sheet for Details

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer? ☐ Yes ☒ No
Explain: _____

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?
The Class A Member holds 100% of the voting rights.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.
The selection of an offering price was based on similar precedent transactions.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?
See Risk Factors

23. What are the risks to purchasers associated with corporate actions including:

- additional issuances of securities,
- issuer repurchases of securities,
- a sale of the issuer or of assets of the issuer or
- transactions with related parties?

24. Describe the material terms of any indebtedness of the issuer:
$4,000 business credit card debt

25. What other exempt offerings has the issuer conducted within the past three years? :

None.

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
    (1) any or officer of the issuer;
    (2) any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
    (3) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
    (4) any immediate family member of any of the foregoing persons.
If yes, for each such transaction, disclose the following:

Specified Person	Relationship to Issuer	Nature of Interest in Transaction	Amount of Interest
Not Applicable.			

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history? ☐ Yes ☒ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations. See Business Plan for more information

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

MORTY'S BARK & BREW, LLC

COMPILED FINANCIAL STATEMENTS

Periods Ended
November 30, 2021 and December 31, 2020

(Unaudited)

TABLE OF CONTENTS

INDEPENDENT ACCOUNTANT'S COMPILATION REPORT

To the Member of
Morty's Bark & Brew, LLC
Brooklyn Park, Minnesota

Management is responsible for the accompanying financial statements of Morty's Bark & Brew, LLC, which comprise the balance sheets as of November 30, 2021 and December 31, 2020, and the related statements of income (loss) and member's equity and cash flows for the eleven-month period ended November 30, 2021 and period from inception (May 5, 2020) to December 31, 2020, and the related notes to the financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these financial statements.

Myslajek Kemp & Spencer, Ltd.

Minneapolis, Minnesota
December 27, 2021

MORTY'S BARK & BREW, LLC

BALANCE SHEETS

As of November 30, 2021 and December 31, 2020

ASSETS

	2021	2020
Current assets		
Cash and cash equivalents	$ 79,093	$ 2,164
Total assets	$ 79,093	$ 2,164

LIABILITIES AND MEMBER'S EQUITY

	2021	2020
Current liabilities		
Accounts payable	$ 3,022	$ -
Total liabilities	3,022	-
Member's equity	76,071	2,164
Total liabilities and member's equity	$ 79,093	$ 2,164

MORTY'S BARK & BREW, LLC

STATEMENTS OF INCOME (LOSS) AND MEMBER'S EQUITY

For the eleven month period ended November 30, 2021 and for the
period from inception (May 5, 2020) to December 31, 2020

	2021	2020
Gross sales	$ -	$ -
Cost of sales	-	-
Gross profit	-	-
Operating expenses		
Advertising and marketing	21,193	4,072
Start-up and education	7,633	6,327
Dues and subscriptions	1,713	2,075
Legal and professional fees	1,345	1,691
Office and other expenses	1,970	711
Phone and utilities	-	1,240
Donations	262	-
Travel and entertainment	104	-
Total operating expenses	34,220	16,116
Net loss	$ (34,220)	$ (16,116)
Member's equity - beginning of period	2,164	-
Member contributions	108,127	18,280
Member's equity - end of period	$ 76,071	$ 2,164

See accompanying independent accountant's compilation report.

MORTY'S BARK & BREW, LLC

STATEMENTS OF CASH FLOWS

For the eleven month period ended November 30, 2021 and for the
period from inception (May 5, 2020) to December 31, 2020

	2021	2020
Cash flows from operating activities		
Net loss	$ (34,220)	$ (16,116)
Adjustments to reconcile net loss to net cash		
from operating activities:		
Change in:		
Accounts payable	3,022	-
Net cash from operating activities	(31,198)	(16,116)
Cash flows from investing activities		
Net cash from investing activities	-	-
Cash flows from financing activities		
Proceeds from member contributions	108,127	18,280
Net cash from financing activities	108,127	18,280
Net increase in cash	76,929	2,164
Cash, beginning of period	2,164	-
Cash, end of period	$ 79,093	$ 2,164

Note 1 – Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Morty's Bark & Brew, LLC (the "Company") was founded in May 2020. The Company has plans to construct an indoor/outdoor beer hall and dog park in a northern suburb of the Twin Cities. The Company's operations are devoted to giving back to local and international organizations. The Company's mission is to improve behaviors, holistic health & wellness, and safety of dogs and their humans. In addition, the Company sells Morty's branded merchandise.

Basis of Accounting

The accompanying financial statements are prepared using the accrual method of accounting in accordance with generally accepted accounting principles in the United States of America ("GAAP") as set forth in the Financial Accounting Standards Board's ("FASB") Accounting Standards Codification ("ASC").

Cash and Cash Equivalents

Cash and cash equivalents primarily consist of cash on hand and bank deposits. All highly liquid investments with a maturity of three months or less at the date of purchase are considered to be cash equivalents. The Company places its temporary cash with high quality financial institutions. At times, such cash balances may be in excess of the FDIC insurance limit.

Revenue Recognition

The Company will recognize brew hall and other merchandising revenue at a single point in time when control is transferred to the customer and the performance obligation(s) has (have) been satisfied. This will occur on the date of purchase (for sales on site) or shipment (for online sales of merchandise).

Advertising Costs

Advertising costs are expensed as incurred. The Company uses advertising to promote its operating activities and raise awareness for its mission. Advertising expense was $21,193 for the eleven-month period ended November 30, 2021 and $4,072 for the period from inception (May 5, 2020) to December 31, 2020.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting periods. Accordingly, actual results could differ from those estimates used in the preparation of these financial statements.

Income Taxes

The Company is treated as a disregarded entity (single member LLC) for federal and state income tax purposes. As such, the Company's income, losses, and credits are included on the income tax return of its member. Therefore, no provision or liability for income taxes are included in these financial statements.

Date of Management's Review

Management has evaluated subsequent events through December 27, 2021, the date which the financial statements were available to be issued.

The Company is in the process of securing a Small Business Administration loan to help finance the construction of the indoor/outdoor beer hall and dog park. In doing so, the Company plans to crowdfund an amount between $170,000 and $250,000 to fund the required down payment for the property. Management expects the crowdfunding to commence in January 2022.

Note 2 – Risks and Uncertainties

The COVID-19 virus outbreak in the United States has resulted in significant economic uncertainties. As of December 27, 2021, the Company has not experienced significant disruption in its operations as a result of this health crisis. However, a prolonged crisis could change those circumstances and might result in a negative financial impact to the Company. The likelihood and extent of any such financial impact cannot be reasonably estimated at this time.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or mis demeanor:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

   (i) in connection with the purchase or sale of any security? ☐ Yes   ☒ No
  (ii) involving the making of any false filing with the Commission? ☐ Yes   ☒ No
 (iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

   (i) at the time of the filing of this offering statement bars the person from:

      (A) association with an entity regulated by such commission, authority, agency or officer? ☐ Yes   ☒ No

      (B) engaging in the business of securities, insurance or banking? ☐ Yes   ☒ No

      (C) engaging in savings association or credit union activities? ☐ Yes   ☒ No

  (ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

   (i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes   ☒ No
  (ii) places limitations on the activities, functions or operations of such person? ☐ Yes   ☒ No
 (iii) bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes   ☒ No

If Yes to any of the above, explain: _____

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

(i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☒ No

(ii) Section 5 of the Securities Act? ☐ Yes ☒ No

If Yes to any of the above, explain: _____

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
☐ Yes ☒ No
If Yes, explain: _____

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
☐ Yes ☒ No
If Yes, explain: _____

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
☐ Yes ☒ No
If Yes, explain: formc.attest.postal.postal _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

(1) any other material information presented to investors; and
(2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

AMENDED AND RESTATED
OPERATING AGREEMENT OF MORTY'S BARK & BREW, LLC

This Amended and Restated Operating Agreement ("Agreement") is made effective as of the 2nd day of February, 2022, by and among, **MORTY'S BARK & BREW, LLC**, a Minnesota limited liability company (the "Company") with an address of: 10235 Noble Avenue, North, Brooklyn Park, Minnesota 55443; and the undersigned members (collectively referred to herein as the "**Members**" and individually as a "**Member**").

RECITALS

A. The undersigned constitute all of the current Members of the Company; and

B. Each of the undersigned wishes to enter into this Agreement which amends, replaces and supersedes any operating agreement(s) previously entered into by and between the Company and its Members.

NOW THEREFORE, in consideration of the foregoing and the mutual promises contained in this Agreement, the Members agree as follows:

ARTICLE I
DEFINITIONS

Section 1. <u>Definitions</u>. The terms defined in this Article I (except as may be otherwise expressly provided in this Agreement or unless the context clearly requires otherwise) shall, for purposes of this Agreement, have the following respective meanings:

1.1   "Act" means the Minnesota Revised Uniform Limited Liability Company Act contained in the Minnesota Statutes, Chapter 322C. The Company hereby elects to be "Governor-Managed" pursuant to the terms of the Act.

1.2   "Applicable Rate" means a rate of interest equal to the greater of

    a. the rate published by *The Wall Street Journal*, or any similar successor publication, as its "Prime Rate"; or
    b. six percent (6%).

1.3   "Articles of Organization" means the Articles of Organization of the Company, as the same may be amended from time to time to the extent expressly permitted hereunder.

1.4   "Bona Fide Offer" means a writing setting forth the bona fide good faith intention of a Qualified Person delivering such writing to purchase Membership Units stating the consideration to be paid therefore, the method of payment, and all other material terms and conditions of the offer.

1.5 "Capital Account" means the account of a Member, which is established and maintained in accordance with the provisions of the Act.

1.6 "Capital Contribution" means the total amount of cash and/or the fair market value of property contributed or agreed to be contributed by a Member as a capital contribution upon becoming a Member of the Company.

1.7 "Class A Member" means a Member holding the Company's Class A Units.

1.8 "Class A Units" means the Company's Class A Membership Interest Units, the holders of which are entitled to Financial Rights and Governance Rights (each as defined within Section 1.16 herein). All references within this Agreement to "the Membership Units entitled to vote" shall be deemed to refer to the Class A Units only.

1.9 "Class B Member" means a Member holding the Company's Class B Units.

1.10 "Class B Units" means the Company's Class B Membership Interest Units, the holders of which are entitled to Financial Rights but are not entitled to Governance Rights.

1.11 "Confidential Information" means any information not generally known by third parties, and such term includes, but is not limited to, Company's reports, finances, accounting and legal matters, and/or any other information that a Member, Governor, or Manager know(s) or should know that the Company intends to treat as confidential.

1.12 "Code" means the Internal Revenue Code of 1986, as amended, and any successor thereto. Any reference to specific sections of the Code shall be to the section as it now exists and to any successor provision.

1.13 "Contribution" means the total amount of money and/or the value accorded by the Managers to property or services contributed by a Member to the Company with respect to his, her, or its Membership Units.

1.14 "Distribution" means the total amount of cash and/or the fair market value of property distributed by the Company to Members from time to time with respect to their Membership Units.

1.15 "Fair Market Value" means an amount equal to the aggregate cash present value of the Units being valued determined in accordance with Section 6.9 hereof.

1.16 "Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

1.17 "Incompetence of a Member" means a Member for whom a legal guardian and/or conservator is appointed because of medical related reasons, as well as a Member unable to perform the acts and services that the Member has theretofore customarily carried out as a Member for a period of six (6) consecutive months. Nothing herein is intended to conflict with the Americans with Disabilities Act or similar state or local laws.

1.18   "Manager" means a person elected, appointed, or otherwise designated as a manager by the Members, and any other person considered elected as a manager pursuant to the Act.

1.19   "Member" means a person or entity listed in **Schedule A** as the owner of one or more Membership Units of the Company who has signed this Agreement; any such person's heirs, executors, administrators, and personal representatives; any such person's or entity's successors; and any assigns of Membership Units, Governance Rights or Financial Rights as permitted by the Act, the Articles of Organization, and this Agreement, and as reflected in **Schedule A**. When the Rights attributable to a Membership Unit have been separated, references to Member shall mean the holder of the Rights related to such Membership Unit as appropriate in the context.

1.20   "Membership Unit" or "Unit" means one of the units created by the Company's Articles of Organization or other agreements of the Company into which the Members' ownership interests in the Company are divided, each such Membership Unit consisting of Rights, the right to assign such Membership Unit or any rights attributable to such Membership Unit, and to separate the Rights attributable to a Membership Unit and separately assign such rights, all in accordance with the Act, the Articles of Organization of the Company, and this Agreement.

1.21   "Net Income" and "Net Losses" mean the profits and losses of the Company, as the case may be, as determined for federal income tax purposes as of the close of each of the fiscal years of the Company.

1.22   "Permitted Transfers" shall have the meaning ascribed to it in Section 6.2.

1.23   "Purchaser" shall mean a person and/or entity that has chosen to acquire Units of any Transferring Member.

1.24   "Remaining Members" shall mean that in the event any Member constitutes a Transferring Member under this Agreement, all Members other than the Transferring Member.

1.25   "Required Records" mean those records required to be maintained by the Company pursuant to the Act.

1.26   "Rights" means those rights associated with a Membership Unit in connection to Net Income and Net Losses and Distributions (i.e., "Financial Rights"), the right to assign such rights, rights to vote (i.e. "Governance Rights") and receive notices in accordance with the terms of this Agreement.

1.27   "Transfer" means any proposed, claimed or asserted voluntary or involuntary disposition of Units, other than a Permitted Transfer, by any Unit holder or by his agent, executor, administrator, trustee, receiver or other legal representative in any manner whatsoever including, but not limited to, disposition by gift, sale, exchange or devise, pledge, mortgage, assignment, grant or a security interest or other encumbrance, attachment, levy, or execution or seizure by creditor whether or not by judicial process, assignment for the benefit of creditors, distribution by executor, administrator or trustee, and passage under any judicial order or legal process including passage by reason of descent and distribution, dissolution of marriage, bankruptcy, legal incapacity or insanity and transfer to a receiver for the administration of property of a Unitholder.

1.28 "Transferring Unitholder" means a Member whose Units, whether voluntarily or involuntarily, become subject to a Transfer, or whose Units become subject to any of the options contained in this Agreement by reason of the occurrence of any events set forth in Article VI hereof.

1.29 "Valuation Date" means the last day of the last full month preceding the month in which any Transfer or other events giving rise to an option or obligation to purchase the Unitholder's Units provided in this Agreement occurs.

ARTICLE II
AMENDMENTS

Section 2.1 <u>Amendment of Agreement</u>. No change, modification or amendment of this Agreement shall be valid or binding unless such change, modification or amendment is contained in a writing signed by the Members holding a majority of the outstanding Units of the Company entitled to vote.

ARTICLE III
CONTRIBUTIONS AND MEMBERSHIP UNITS

Section 3.1 <u>Membership Units and Manager Authority as to Additional Membership Units</u>. The names of the Members, their respective Contributions and the value accorded thereto, and their Membership Units are reflected on **Schedule A**, which is attached hereto and incorporated herein by reference. No additional Contributions shall be accepted or Membership Units granted by the Managers without the consent of the owners of a majority of the outstanding and issued Membership Units; provided, further, that in the event that the Managers determine in their discretion that additional capital is required to continue and/or expand the Company's operations and that additional Membership Units should be issued for purposes of raising such capital, the existing Members shall have the first right to purchase such additional Membership Units on a pro rata basis. In the event that the Managers elect to issue additional Membership Units, the Managers shall provide written notice to the Members as to the number of Membership Units to be sold and the purchase price per Membership Unit. Each Member shall then notify the Company in writing within seven (7) days after the receipt of such notice of such Member's intent to purchase additional Membership Units, with closing on such purchase to take place no later than thirty (30) days after the Members' receipt of notice of the proposed sale of additional Membership Units. In the event that any Member(s) do not exercise the right to purchase additional Membership Units, the Company shall be free to offer the number of Membership Units specified in the notice to the Members and at the purchase price per Membership Unit specified therein.

The Required Records shall be modified from time to time to reflect any changes in the outstanding Membership Units entitled to vote.

Section 3.2 <u>No Right to Return of Contribution</u>. No Member shall have the right to withdraw or to demand the return of all or any part of their Contribution, except as otherwise expressly provided herein. The Company shall not be liable to the Members for repayment of their Contributions.

Section 3.3 <u>Loans from Members or Third Parties to Company</u>. Subject to any other restrictions contained herein, if approved by the Managers, the Company may borrow money from one or more Members or from other third party lenders at such interest rate or rates and upon such other terms as are agreed upon by the Company, provided that the interest rate on any such loans shall not exceed the rate that would apply to Company borrowing on similar terms from recognized banks or financial institutions.

Section 3.4 <u>No Interest on Contributions</u>. No interest shall be paid to any Member on Contributions.

ARTICLE IV
ALLOCATIONS OF NET INCOME AND NET LOSSES AND DISTRIBUTIONS

Section 4.1 <u>Capital Accounts</u>. A separate Capital Account shall be maintained by the Company for each Member. The Capital Account for each Member shall be increased by such Member's Capital Contributions and shall be decreased by Distributions made to such Member. Each Member's Capital Account shall also be increased or decreased, as the case may be, to account for allocations of Net Income and Net Losses to such Member. As of the date on which additional Contributions are made by any Member or Distributions are made in liquidation of any Membership Units, the Capital Account balances of the Members may be restated to reflect the market values of the Company's properties as of such date and the manner in which Net Income and Net Losses would have been allocated had the Company disposed of its properties on such date, all in accordance with Treasury Regulations under the Code as in effect on the date hereof.

Section 4.2 <u>Allocations of Net Income and Net Losses</u>. Except as otherwise expressly provided in this Agreement, Net Income and Net Losses shall be allocated to the Members in direct proportion that their Membership Units bear to the outstanding Membership Units. Allocations for federal income tax purposes shall be made in accordance with the requirements of Treasury Regulations under the Code.

Section 4.3 <u>Distributions Prior to Liquidation</u>. In addition to the Tax Distributions (as hereinafter defined), the Company shall distribute net profits to the Members (inclusive of both the Class A Members and the Class B Members). Distributions shall be made on an annual basis for the first two (2) years after the Company opens its business, and quarterly thereafter. Such Distributions shall be made among the Members in direct proportion that their Membership Units bear to the outstanding Membership Units.

Section 4.4 <u>Distributions Upon Dissolution and Winding Up</u>. At the time of the dissolution and winding up of the Company, following the allocation of all Net Income and Net Losses and the payment of all Company obligations, the remaining assets shall be distributed to the Members in accordance with any positive balances in their respective Capital Accounts, in direct proportion that their Membership Units bear to the outstanding Membership Units.

Section 4.5 <u>No Distribution by Reason of Withdrawal</u>. Withdrawal from the Company or Transfer of Membership Units shall not entitle any Member to receive any Distribution from the Company except as expressly provided hereunder.

Section 4.6 <u>Tax Distributions</u>. The Company shall make a minimum distribution each year to each Member equal to the amount of any Federal taxes assessed to said Member on account of such Member's ownership of the Company's Membership Units (the "Tax Distributions").

Section 4.7 <u>Distributions in Kind</u>. No Member shall have any right to demand or receive a Distribution from the Company in any form other than cash, nor shall any Member be compelled to accept any distribution of property in kind except under circumstances where all Members receive undivided interests in property or substantially equivalent interests in property on the basis of their Membership Units. In the event of a Distribution of property in kind, such property shall be assumed to have been sold at its fair market value at the time of the Distribution, and the resulting gain or loss shall be allocated among the Members according to their Membership Units, and their Capital Accounts shall be adjusted accordingly.

Section 4.8 <u>Effect of Assignment on Allocation of Net Income and Net Losses and Distributions</u>. Net Income and Net Losses allocable to any Membership Units transferred or assigned during a year shall be allocated between the assignor and assignee based upon the length of time during any fiscal year of the Company, as measured by the effective date of the assignment, that the Membership Units were owned by each of them, or, in the discretion of the Managers, based upon a cut-off of the Company books as of the effective date of the assignment. All Distributions after the effective date of the assignment shall be made to the assignee. The agreement between assignor and assignee should take into account the extent that such Distributions may be attributable to the results of operations during the time that the Membership Units were owned by the assignor.

Section 4.9 <u>Additional Capital Contributions</u>. The Managers shall determine from time to time whether additional Capital Contributions are required. In the event that the Managers make such a determination, each Member shall make such Capital Contribution as is determined by the Managers, based on the ratio which the Units owned by such Member bears to the total number of Units owned by all Members. In the event that one or more Members are unwilling or unable to make the additional Capital Contribution determined by the Managers, those Members who make the additional Capital Contribution determined by the Managers shall have the option to receive additional Membership Units in the Company, based on the amount of the additional Capital Contribution made by such Member. Those Members unwilling or unable to make the additional Capital Contribution determined by the Managers shall receive no additional Membership Units in the Company. The number of additional Membership Units to be received shall be determined as follows:

a.   If there shall not have been a determination of the Fair Market Value of the Units pursuant to Section 6.8(a), below, within six (6) months prior to the date the Managers determine an additional Capital Contribution is necessary (the "Call Date"), then the Company shall determine, within ten (10) days of the Call Date, the Fair Market Value of the Units as of the Call Date, such determination to be made pursuant to subsections (b) – (e), below.

b.   The Fair Market Value may be determined by unanimous agreement of the Members holding all of the outstanding Units of the Company entitled to vote (the "Call Date Valuation"). In the event the Members are unable to agree upon the Fair Market Value of the Units within ten (10) days of the Call Date, the Company shall on that tenth (10th) day and at its sole expense, appoint a qualified independent appraiser to determine the Fair Market Value of the Units as of the Call Date (the "First Appraisal"). Said appraisal shall be completed within fifteen (15) days of the appointment of the appraiser.

c.   If a Member disagrees with the results of the First Appraisal ("Disagreeing Member"), the Disagreeing Member shall, within ten (10) days of the date of the First Appraisal and at its sole expense, select a qualified independent appraiser to conduct a separate appraisal of the Fair Market Value of the Units as of the Call Date (the "Second Appraisal"). Said appraisal shall be completed within fifteen (15) days of the appointment of the appraiser. The Disagreeing Member shall provide a copy of the report of such independent appraiser to the Company and to all Non-Disagreeing Members. If the Disagreeing Member does not cause a Second Appraisal to be timely made, the First Appraisal shall govern and conclusively determine the Fair Market Value of the Units.

d.   If the Second Appraisal is timely made and submitted, the Fair Market Value of the Units shall be the Fair Market Value as determined by averaging the appraised values set forth in the two valuations closest to one another. The value so determined shall be the Fair Market Value of the Units as of the Call Date and shall be binding on the parties.

e.   The number of additional Units to be received by a Member making an additional Capital Contribution determined by the Managers shall be equal to the amount of the Capital Contribution made by such Member, divided by the Fair Market Value of one (1) Unit as of the Call Date, as determined by subsections (a) – (d), above.

f.   All appraisers selected to make an appraisal shall be duly qualified by training and experience to competently appraise the business and assets of the Company. In determining Fair Market Value, all appraisers shall be instructed to appraise the market value of the assets of the Company and reduce there from all liabilities of the Company to determine the total Fair Market Value of all of the issued and outstanding Units. The Fair Market Value of each Unit shall be equal to the Fair Market Value of all of the issued and outstanding Units, divided by the total number of issued and outstanding Units. Each appraiser shall be instructed not to give any consideration to the fact that such Units are not readily transferable.

ARTICLE V
TAX MATTERS

Section 5.1 <u>Tax Characterization and Returns</u>. The Members acknowledge that the Company will be treated as a "partnership" for tax purposes. Within ninety (90) days after the end of each fiscal year, the Chief Manager of the Company will cause to be delivered to each person who was a Member at any time during such fiscal year a Form K-1 and such other information, if any, with respect to the Company as may be necessary for the preparation of such Member's federal or state income tax (or information) returns, including a statement showing each Member's income, gain, or loss and credits with respect to their Units for such fiscal year for federal or state income tax purposes.

Section 5.2 <u>Accounting Decisions</u>. All decisions as to accounting matters shall be made by the Managers in their sole discretion. The Company, at the sole discretion of the Managers, may make or revoke such elections as may be allowed pursuant to the Code, including the election referred to in the Code, or any successor thereto, to adjust the basis of Company property.

ARTICLE VI
BUY-SELL PROVISIONS

Section 6.1 <u>Restrictions on Transfer</u>. Except for Permitted Transfers, unless the prior written consent of the Company and the Members holding all of the outstanding Units of the Company entitled to vote (including the Units subject to the proposed Transfer) has first been obtained, no Member or its respective agent or legal representative of any kind shall at any time Transfer its Units except in accordance with the provisions of this Agreement and any attempt to do so will be null and void ab initio.

Section 6.2 <u>Permitted Transfers</u>. The following shall constitute Permitted Transfers:

a. Any Transfer by a Member to another Member made in compliance with Section 6.6; and

b. Any Transfer made by a Member in conformity with Section 6.6, provided that all other non-transferring Members consent in writing to such Transfer.

Section 6.3 <u>Options Arising from Proposed Transfers</u>.

a. <u>Notice and Intended Transfer</u>. Each Member shall promptly advise the Company and the other Members in writing of the existence of all serious negotiations with any natural person and/or entity for the Transfer of any Units held by such Member. In the event any Member desires to Transfer, or determines that all or a portion of its Units should be Transferred, pursuant to a Bona Fide Offer, that Member then becomes a Transferring

Member and shall notify the Company and the other Members of that fact in a writing stating:

      (i)   the Member's intention to make such Transfer;

      (ii)   the number of Units intended to be Transferred;

      (iii)   the identity of the person or entity making the Bona Fide Offer;

      (iv)   the event giving rise to the intended Transfer; and

      (v)   a copy of the Bona Fide Offer.

Such written notice is referred to herein as a "Notice of Bona Fide Offer". Notices shall contain the following information: (a) that the Transferring Member desires to sell Units; (b) the consideration for the Transfer; and (c) the terms of Transfer and attached to such notice shall be a copy of all agreements and documents pertinent to said Transfer.

b. Member Option.

     (i)   For a period of thirty (30) days from the later of:

         A.   the date of delivery to the Company of a Notice of Bona Fide Offer (the "Notice Date"); or

         B.   the date of determination of the Fair Market Value of the Units subject to such Notice of Bona Fide Offer pursuant to Section 6.8 hereof;

The Remaining Members shall have and are hereby granted the right, privilege and option to elect to purchase all or a portion of the Units owned subject to the Bona Fide Offer by the Transferring Member as of the Notice Date. The purchase price of any Units acquired by the exercise of an option granted shall be the Fair Market Value of such Units. All amounts paid hereunder shall be payable in such amounts and at such times and pursuant to such other terms and conditions as further provided in Sections 6.8 and 6.10. Each Member shall have the initial right to purchase that portion of the Units of the Transferring Member equal to the ratio which the Units owned by such Member on the Notice Date bears to the total number of Units owned by all Remaining Members on the Notice Date. A Member may exercise the option granted in this subsection containing a statement of such Member's election to exercise or not exercise its option hereunder and the number of Units, if any, which it elects to acquire. Failure to provide a timely written election shall constitute the election of the Member not to exercise its option.

(ii) In the event that one or more of the Remaining Members fails to exercise fully their initial right hereunder, the Transferring Member shall notify in writing all other Remaining Members and the Company of that fact within ten (10) days after the expiration of the initial Member option period specified in Section 6.3(b)(i)(A). Each Remaining Member who has fully exercised the Remaining Member's initial right hereunder shall thereafter have a secondary right to purchase all of the Units of the Transferring Member which the Remaining

Members have not theretofore elected to purchase under this Agreement in the ratio which such Remaining Member's existing number of Units owned on the Notice Date (exclusive of Units acquired by reason of the exercise of its initial or other rights hereunder) bears to the total number of Units owned on the Notice Date by all other Remaining Members who have fully exercised all initial and secondary rights hereunder (exclusive of Units acquired by reason of the exercise of their initial or other rights hereunder). Such secondary right may be exercised by providing written notice to the Transferring Member, the Company and the Remaining Members who have duly exercised all initial and secondary rights hereunder in the manner provided above within ten (10) days after delivery of notice of such Remaining Member of the existence of Units subject to its secondary rights hereunder. The purchase price and terms of the secondary right shall be identical to those set forth subsequently in this Section. The secondary right provided hereunder shall be renewed in the same manner until all of the Transferring Members' Units have been purchased or until no Remaining Member seeks to purchase any of the Units of the Transferring Member which the Remaining Member have not theretofore elected to purchase under this Agreement.

Section 6.4 Company's Option. If the Remaining Members do not fully exercise their rights pursuant to Section 6.3(b) to purchase all of the Units owned by the Transferring Member as of the Notice Date, the Transferring Member shall provide the Company with written notice of that fact within ten (10) calendar days after the expiration of the last option period provided under Section 6.3(b)(i)(B). The Company shall have and is hereby granted the right, privilege and option to elect to purchase all or a portion of the remaining Units owned and offered by the Transferring Member. The purchase price of any Units acquired by the exercise of an option granted shall be the Fair Market Value of such Units. All amounts paid hereunder shall be payable in such amounts and at such times and pursuant to such other terms and conditions as further provided in this Article VI. The Company's option hereunder may be exercised by providing written notice to the Transferring Member of its acceptance or rejection of such option and the number of Units it elects to acquire within thirty (30) days of the receipt of notice by the Company from the Transferring Member required by this Section 6.4. The Company's failure to provide timely response shall constitute its election not to exercise its option hereunder.

Section 6.5 Right to Transfer. If the Remaining Members and the Company do not elect to acquire at least that number of Units of the Transferring Member described in the Notice of Bona Fide Offer, the Transferring Member shall have the right, for a period of ninety (90) days from the expiration of the option period provided in Section 6.4, to Transfer the number of Units identified in the Notice of Bona Fide Offer to the Person identified in, and on the exact same terms and conditions as specified in, the Notice of Bona Fide Offer. Such Transfer shall not be made on terms and conditions other than those set forth in the Notice of Bona Fide Offer, no matter how slight any such variance may be. If the Transferring Member's Units are not so transferred within said ninety (90) day period, the proposed Transfer shall be null and void and said Units shall thereafter remain subject to all of the provisions of this Agreement.

Section 6.6 <u>Obligations of Transferees</u>. All transferees of Units that were transferred in accordance with any of the Transfer provisions of this Agreement shall take said Units subject to, and be entitled to the benefits of, all of the terms, conditions, restrictions, and agreements contained in this Agreement. As a condition precedent to the validity and completion of any Permitted Transfer or other proposed Transfer of Units, the transferee must execute a counterpart of this Agreement and such other pertinent documents, including, but not limited to, any other written Operating Agreement then in effect, or any other agreements as are deemed necessary by the Company to transfer all of the obligations and rights of the Transferring Member in the Units to the transferee of such Units. Any proposed Transfer or Permitted Transfer in which a proposed transferee refuses to comply with the provisions of this Section shall be null and void ab initio.

Section 6.7 <u>Additional Events Giving Rise to Options or Mandatory Purchase</u>.

<u>Events Giving Rise to Options</u>. Upon the occurrence of any of the following events, then the Member to whom such event applies shall be deemed a Transferring Member and the Remaining Members and the Company shall have, and are hereby granted, the right, privilege and option to acquire all of the Units owned by the Transferring Member subsequent to the occurrence of such an event with respect to:

i.   The filing of a valid bankruptcy petition with respect to a Member;

ii.   Incompetence of a Member;

iii.   The divorce of a Member; or

iv.   A Member

A.   violates any material term of this Agreement and fails to fully cease such prohibited activity within twenty (20) days of delivery of written notice by the Company or other Member to that Member asserting the occurrence of such activity;

B.   engages in any other action which materially violates the fiduciary duties as Member and/or Manager, as the case may be, with respect to the Company and/or the Members;

C.   is convicted of, pleads no contest to and/or pleads guilty to any felony that involves dishonesty, theft, embezzlement, misappropriation and/or fraud with respect to the Company; and/or

D.   any act occurs or condition exists which would constitute a Transfer of any Units if the restrictions upon Transfers set forth in this Agreement did not exist and which act or condition does not constitute a Permitted Transfer or a Transfer authorized or permitted to and completed in full compliance with this Agreement.

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A Member to whom any of the foregoing events apply, shall provide to the Company immediate written notice of such events.

Section 6.8 <u>Transferring Units to Heirs.</u> Upon the occurrence of the death of a Member, the surviving Member and the Company shall have the option of purchasing the deceased Member's Units pursuant Section 6.3. If the surviving Member or the Company do not exercise its rights to purchase pursuant to Section 6.3, the deceased Member's Units shall transfer to their respective heirs and successors, provided that any such transferee shall be required to sign any guarantees that the Member would be required to sign. The transferee shall provide to the Company immediate written notice of such events.

The options granted in Sections 6.7 and 6.8 may be exercised in accordance with the provisions of Sections 6.3 and 6.4. The Company shall provide written notice to all Members promptly after any Manager of the Company, other than the Transferring Member, first has actual knowledge that any event described in Sections 6.7 or 6.8 has occurred; the date upon which the Company delivers such notice shall be deemed to be the Notice Date under Section 6.3 with respect to such event. The purchase price of the Units subject to the option enumerated in Sections 6.7 and 6.8 shall be their Fair Market Value and shall be payable in such amounts and at such times as provided in Sections 6.9 and 6.10. In the event the Company and the Remaining Members do not elect to purchase all of the Units subject to the options provided in Section 6.7, the Transferring Member shall not be required to sell its Units hereunder; however, the provisions of this Agreement shall continue to apply to any Units retained by such Transferring Member.

Section 6.9 <u>Valuation.</u>

    a.   <u>Annual Valuation.</u> The Members of the Company, shall have the right, but not the obligation, to unanimously agree in writing as to the Fair Market Value of the Units for the purposes of this Agreement. The determination or redetermination of such Fair Market Value shall be made by the unanimous consent of the Members in a writing signed by all of the Members. The Fair Market Value of the Units determined in the manner provided in this Section shall be binding for the purposes of this Agreement except to the extent set forth in Section 6.9(b) below.

    b.   <u>Appraisal.</u>

        i.   If there shall not have been a determination of the Fair Market Value of the Units pursuant to Section 6.9(a) within six (6) months prior to a Valuation Date, then the Fair Market Value of the Units to be sold shall be determined pursuant to subsections (ii) - (vii), below.

        ii.   The Fair Market Value may be determined by unanimous agreement of the Transferring Member and the Company. In the event the Transferring Member and the Company are unable to agree upon the Fair Market Value of the Units within twenty (20) days of the Notice Date, the Company shall on that 20th day and at its sole expense, appoint a qualified independent appraiser to determine the

Fair Market Value of the Units as of the Valuation Date (the "First Appraisal") for the purposes of the Transfer between the Transferring Members and those Remaining Members who have not agreed upon the Fair Market Value of the Units to be Transferred. Said appraisal shall be completed within thirty (30) days of the appointment of the appraiser. The Company shall provide the report of such independent appraiser to the Transferring Member and all Remaining Members.

iii.   If the Transferring Member refuses the results of the First Appraisal, the Transferring Member may, within fifteen (15) days after the date of delivery of the First Appraisal to him, notify the Company and each Remaining Member in writing of the fact. If such notice has been timely given, the Transferring Member, at its sole expense, may then select a qualified independent appraiser to conduct a separate appraisal of the Fair Market Value of the Units as of the Valuation Date and submit that appraisal to the Managers within forty five (45) days after the deliver to the Transferring Member of the First Appraisal. The Transferring Member shall provide a copy of the report of such independent appraiser to the Company and each Remaining Member. If the Transferring Member does not cause a Second Appraisal to be timely made, the First Appraisal shall govern and conclusively determine the Fair Market Value of the Units.

iv.   If the Second Appraisal is timely made and submitted and if, as between the First Appraisal and the Second Appraisal, the lower appraisal is not less than eighty percent (80%) of the higher appraisal, the Fair Market Value of the Units shall be the Fair Market Value as determined in the First Appraisal. If the lower appraisal is less than eighty percent (80%) of the higher appraisal, the appraisers who submitted the First and Second Appraisal shall then mutually select a third qualified independent appraiser, the expense of which shall be equally shared by the Company and the Transferring Member, to make an appraisal of the Fair Market Value of the Units as of the Valuation Date (the "Third Appraisal"). In the event a Third Appraisal is required and the First and Second Appraisers cannot mutually agree on a selection of a qualified third appraiser within ten (10) days after the submission of the Second Appraisal, a third appraiser shall be chosen by the Chief Judge of the Tenth Judicial District of the State of Minnesota upon the request of the Managers, the Transferring Member or either of the two appraisers.

v.   The Third Appraisal shall be completed within thirty (30) days after its selection, and the Fair Market Value set forth in the Third Appraisal shall be averaged with either of the First or Second Appraisals, whichever of those two appraisal's value is closest to the appraised value set forth in the Third Appraisal. The value so determined shall be the Fair Market Value for the purposes hereof and shall be binding on the parties.

vi.   Except as otherwise expressly provided above, the costs of an appraisal shall be borne by the party ordering or requesting such appraisal. If a Third

Appraisal is used to determine the Fair Market Value, the cost of such Third Appraisal shall be paid by the party whose appraisal is not used in the determination of the Fair Market Value.

vii. All appraisers selected to make an appraisal shall be duly qualified by training and experience to competently appraise the business and assets of the Company. In determining Fair Market Value, all appraisers shall be instructed to appraise the market value of the assets of the Company and reduce there from all liabilities of the Company to determine the total Fair Market Value of all of the issued and outstanding Units. The Fair Market Value of the Units being sold shall be equal to the Fair Market Value of all of the Units, divided by the total number of issued and outstanding Units, and multiplied by the number of Units being sold. Each appraiser shall be instructed not to give any consideration to the fact that such Units are not readily transferable.

Section 6.10 <u>Payments for Units</u>.

a. <u>Closing Date</u>. The Closing of the transaction with respect to the sale of Units of a Transferring Member pursuant to this Agreement, shall occur at a time of day and place mutually agreeable to the Transferring Member (or the representative of such Member) and the Purchasers on a date not later than sixty (60) days subsequent to the expiration of the last option period applicable to any of the Units or, in the event that the Company is obligated to purchase a Transferring Member's Unit, then Closing shall be no later than sixty (60) days after the last option period with respect to the Remaining Members.

b. <u>Payment Terms</u>. The purchase price of any Units acquired in a sale pursuant to this Agreement shall be paid in cash or certified funds. Unless the Members holding all of the outstanding Units of the Company entitled to vote unanimously agree otherwise, twenty percent (20%) of the purchase price shall be paid at Closing. The remaining principal balance of the purchase price shall be paid in sixty (60) equal consecutive monthly installments commencing on the first day of the month following the Closing Date and continuing on each and every month thereafter, together with interest accrued on the unpaid balance at the Applicable Rate.
As evidence of any installment payment obligations incurred by the payment terms of this section, each Purchaser shall issue to the Transferring Member on the Closing Date a Promissory Note providing for payment as set forth above.

Section 6.11 <u>Company Action</u>.

a. <u>Amounts Due</u>. Any sums due and payable by the Company pursuant to this Article VI to a Member or successor shall be reduced by any indebtedness which may be due and owing by any such Member to the Company.

b. <u>Termination</u>. The terms of this Article VI shall terminate upon the occurrence of any of the following events:

i.   the unanimous affirmative written consent of the Company and the Members holding all of the outstanding Units of the Company entitled to vote;

ii.   the cessation of the business of the Company as agreed to by the Members holding all of the outstanding Units of the Company entitled to vote; or

iii.   the valid entry of an order for relief under Chapter 7 of the Bankruptcy Code with respect to the Company, or the dissolution or complete liquidation of the Company.

Section 6.12   Drag-Along and Tag-Along Rights.

a. <u>Drag-Along</u>.   In the event that Members holding a Majority in Interest of the Members (a "Control Group") desires to accept a bona fide offer for the merger, sale of substantially all the assets, or other reorganization of the Company or the sale, exchange or other Transfer of Interests of the Company constituting at least fifty percent (50%) of the voting power of all Interests issued and outstanding and entitled to vote by percentage (whether in a single transaction or two or more related transactions), then the Control Group shall have the right (but not the obligation), upon the giving of written notice thereof to the remaining Members, to require the remaining Members to participate in such proposed transaction to the same extent, pursuant to the same terms and conditions of, at the same price per Interest, or the same exchange value per Interest, and pro rata with, the Control Group. The other Members shall not be obligated to honor the foregoing rights if the transaction directly or indirectly transfers any consideration for the Control Group's Membership Interests not shared pro rata with such other Members.

b. <u>Tag-Along</u>.   In the event that the Control Group proposes to Transfer all or any portion of the Interests held by them to another person (whether by way of a sale or exchange of Interests, merger or other reorganization of the Company or in any public offering or tender offer), the Control Group shall give notice of the proposed transaction (including price and other material terms and conditions) to each other Member at least 30 days prior to the expected closing of the transaction and allow each of them 15 days to elect (by written notice to the Company) to participate in the transaction on the same terms and conditions which apply to the Control Group. Each such Member who timely elects to participate may sell a proportional amount of such Member's Interests equal to the product of (i) the total Percentage Interests proposed to be sold by the Control Group in the transaction, multiplied by (ii) a fraction, the numerator of which is equal to the total Percentage Interests held by such Member and the denominator of which is one hundred percent (100%). The Percentage Interest which the Control Group may sell in that transaction shall be correspondingly reduced by the Percentage Interests to be sold by such other Members under this Section 6.11(b). Each such Member who timely elects to participate in the transaction shall deliver to the buyer or transferee in that transaction and otherwise execute and deliver related documents and agreements, at the same time and in the same form as is required of the Control Group. The co-sale rights set forth in this subsection shall not apply to (i) a pledge of Interests or enforcement thereof pursuant to a bona fide loan transaction between the Company and/or its subsidiaries and any institutional lender prior to or after the date of this Agreement (and the pledgee and/or pledgeholder thereunder and the assignees of either of them shall take the pledgee Membership Interests free and clear of the co-sale rights set forth in this paragraph), or (ii) any bona fide gift without consideration or Transfer upon death of the Control Group's Interests, or Transfer by marital property settlement or order, or any involuntary Transfer other than the pledge referred to above.

c. The Company shall have the right without further action of any of the other parties hereto to bind other existing or future Members of the Company to the rights and obligations of this Section 6.11 without requiring such Members to become parties to this Agreement.

ARTICLE VII
AGREEMENT TO AVOID DISSOLUTION

Section 7.1 <u>Dissolution Avoidance Consent</u>. Each Member agrees that, at the request of the Company and no later than thirty (30) days after the occurrence of an event that terminates the continued membership of a Member, each Remaining Member with Rights shall consent to the continuation of the Company as a legal entity without dissolution and to the continuation of its business.

Section 7.2 <u>Status of Terminated Member if Dissolution is Avoided</u>. If dissolution is avoided under Section 7.1, then the Member whose interest has terminated shall lose all Rights. Notwithstanding the foregoing, however, if the Remaining Members with Rights unanimously agree, the terminated Member shall retain the Rights owned before the termination of Membership, unless such Member has transferred all of such Member's Units and/or all of such Member's Rights pursuant to the terms of this Agreement.

ARTICLE VIII
BUSINESS CONTINUATION AGREEMENT

Section 8.1 <u>Agreement to Continue Business</u>. If one or more Members fails to give the consent specified in Article VII and the Company dissolves as a result, each Member agrees that the Company and the Members shall have the right to transfer the Company's assets and business to a successor limited liability company and to continue its business in such successor as provided in Section 8.2.

Section 8.2 <u>Procedures to Transfer and Continue Business</u>. Following dissolution in the circumstances described in Section 8.1, the Managers shall organize a new limited liability company (the "Successor") under the Act and shall prepare a plan of merger pursuant to which the Company would be merged into the Successor, which would be the surviving company, and the Membership Units of the Members in the Company would be converted into Membership interests or units in the Successor with substantially identical rights as those under the Company.

If approved by the Members holding a majority of the outstanding Units of the Company with Rights, such merger shall be promptly effected in accordance with law. The articles of organization and operating agreement of the Successor shall, to the greatest extent practicable, be identical to the Articles of Organization and Operating Agreement of the Company. Each Member agrees to waive any dissenters' rights with respect to such merger. If, notwithstanding the agreement in the previous sentence, the Act allows a Member to assert dissenters' rights, and a Member asserts dissenters' rights, such rights shall be limited as and subject to the offset provided in the Act.

ARTICLE IX
OFFICES

Section 9.1. Registered Office. The registered office of the Company shall be located within the State of Minnesota as set forth in the Articles of Organization. The registered office need not be identical with the principal executive office of the Company and may be changed from time to time by the Managers.

Section 9.2. Other Offices. The Company may have other offices, including its principal executive office, at such places within and without the State of Minnesota as the Managers may determine from time to time.

ARTICLE X
MEMBERS

Section 10.1. Place of Meetings. All meetings of the Members of the Company shall be held at its principal executive office unless some other place for any such meeting within or without the State of Minnesota is designated by the Managers in the notice of meeting. Any regular or special meeting of the Members of the Company called by or held pursuant to a written demand of Members shall be held in the county where the principal executive office of the Company is located. Regardless of whether a Member has the right to vote at any meeting of Members, all Members shall be permitted to attend all regular and special meetings of the Members of the Company.

Section 10.2. Regular Meetings. Regular meetings of the Members of the Company shall be held on an annual or less frequent basis as determined by the Managers. At regular meetings, the Members shall elect the Managers and transact such other business as may be appropriate for action by Members. If a regular meeting of Members has not been held for a period of fifteen (15) months, one or more Members holding not less than three percent (3%) of the voting power of the Members may call a regular meeting of Members by delivering to the Chief Manager or Treasurer a written demand for a regular meeting. Within thirty (30) days after the receipt of such a written demand by the Chief Manager or Treasurer, the Managers shall cause a regular meeting of Members to be called and held on notice no later than ninety (90) days after the receipt of such written demand, all at the expense of the Company.

Section 10.3. Special Meetings. Special meetings of the Members, for any purpose or purposes appropriate for action by Members, may be called by the Chief Manager, by the acting Chief Manager in the absence of the Chief Manager, by the Treasurer. Such meeting shall be held on

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such date and at such time and place as shall be fixed by the person or persons calling the meeting and designated in the notice of meeting. A special meeting may also be called by one or more Members owning ten percent (10%) or more of the voting power of the Members. The Members calling such meetings shall deliver to the Chief Manager or Treasurer a written demand for a special meeting, which demand shall contain the purposes of the meeting. Within thirty (30) days after the receipt of such a written demand for special meeting of Members by the Chief Manager or Treasurer, the Managers shall cause a special meeting of Members to be called and held on notice no later than ninety (90) days after the receipt of such written demand, all at the expense of the Company. Business transacted at any special meeting of Members shall be limited to the purpose or purposes stated in the notice of meeting. Any business transacted at any special meeting of Members that is not included among the stated purposes of such meeting shall be voidable by or on behalf of the Company unless all of the Members entitled to vote have waived notice of the meeting.

Section 10.4. <u>Notice of Meetings</u>. Except where a meeting of Members is an adjourned meeting and the date, time, and place of such meeting were announced at the time of adjournment, notice of all meetings of Members stating the date, time, and place thereof, and any other information required by law or desired by the Managers or by such other person or persons calling the meeting, and in the case of special meetings, the purpose or purposes thereof, shall be given to each Member of record entitled to vote at such meeting not less than three (3) nor more than sixty (60) days prior to the date of such meeting. If a plan of merger or exchange or the sale or other disposition of all or substantially all of the assets of the Company is to be considered at a meeting of Members, notice of such meeting shall be given to every Member, whether or not entitled to vote. The notice of meeting at which there is to be considered a proposal to adopt a plan of merger or exchange or the sale or other disposition of all or substantially all of the assets of the Company shall be given not less than fourteen (14) days prior to the date of such meeting, shall state the purpose of such meeting, and, where a plan of merger or exchange is to be considered, shall include a copy or a short description of the plan. Notices of meetings shall be given to each Member entitled thereto by mailing a copy thereof to such Member at an address designated by such Member or to the last known address of such Member, by handing a copy thereof to such Member, or by any other delivery that conforms to law. Notice by mail shall be deemed given when deposited in the United States mail with sufficient postage affixed. Notice shall be deemed received when it is given.

Section 10.5. <u>Notice Waiver</u>. Any Member may waive notice of any meeting of Members. Waiver of notice shall be effective whether given before, at, or after the meeting and whether given orally, in writing, or by attendance. Attendance by a Member at a meeting is a waiver of notice of that meeting, except where the Member objects at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened and does not participate thereafter in the meeting, or objects before a vote on an item of business because the item may not lawfully be considered at that meeting and does not participate in the consideration of that item at the meeting.

Section 10.6. <u>Record Date</u>. For the purpose of determining Members entitled to notice of and to vote at any meeting of Members or any adjournment thereof, or Members entitled to receive payment of any dividend, or in order to make a determination of Members for any other proper purpose, the Managers may, but need not, fix a date as the record date for any such determination of Members, which record date, however, shall in no event be more than sixty (60) days prior to any such intended action or meeting.

Section 10.7. <u>Quorum</u>. The owners of collectively sixty percent (60%) or more of the Membership Units of the Company entitled to vote at a meeting shall constitute a quorum at a meeting of Members for the purpose of taking any action other than adjourning such meeting. If the owners of a majority of the Membership Units entitled to vote are not represented at a meeting, the Members present in person or by proxy shall constitute a quorum for the sole purpose of adjourning such meeting, and the owners of a majority of the Membership Units entitled to vote so represented may adjourn the meeting to such date, time, and place as they shall announce at the time of adjournment. Any business that might have been transacted at the adjourned meeting had a quorum been present, may be transacted at the meeting held pursuant to such an adjournment and at which a quorum shall be represented. If a quorum is present when a duly called or held meeting is convened, the Members present may continue to transact business until adjournment, even though the withdrawal of a number of Members originally represented leaves less than the number otherwise required for a quorum.

Section 10.8. <u>Voting and Proxies</u>. At each meeting of the Members, every Member shall be entitled to one (1) vote for each Membership Unit which carries voting rights, except as may be otherwise provided in the Articles of Organization or as may be required to provide for cumulative voting (if not denied by the Articles of Organization). No appointment of a proxy shall be valid for any purpose more than eleven (11) months after the proxy was authorized. All proxies shall be in writing (which shall include telegraphing, cabling or telephotographic transmission), notarized, and shall be filed with a manager of the Company before or at the meeting at which the appointment is to be effective. An appointment of a proxy for Membership Units entitled to vote held jointly by two or more Members shall be valid if signed by any one of them, unless a manager of the Company receives from any one of such Members written notice either denying the authority of another of such Members to appoint a proxy or appointing a different proxy. All questions regarding the qualification of voters, the validity of appointments of proxies, and the acceptance or rejection of votes shall be decided by the presiding manager or governor of the meeting.

Section 10.9 <u>Action by Members</u>. The Members shall take action by the affirmative vote of the owners of a majority of the Membership Units present, in person or represented by proxy, and entitled to vote, except where a different vote is required by law, the Articles of Organization, or this Operating Agreement.

Section 10.10. <u>Action by Writing</u>. Any action required or permitted to be taken at a meeting of Members may be taken without a meeting by written action signed by the Members who own the number of Membership Units entitled to vote that would be required to take the same action at a meeting of Members at which all Members entitled to vote were present. If any written action is taken by less than all Members entitled to vote, all Members entitled to vote shall be notified immediately of its text and effective date. The failure to provide such notice, however, shall not invalidate such written action.

ARTICLE XI
MANAGERS

Section 11.1. <u>Management by Managers; Number and Qualification</u>. The Company shall be "manager-managed" within the meaning of Section 322C.0407 of the Act. The Managers of the Company shall consist of one or more natural persons exercising the functions of the offices, however designated, of Chief Manager, President, Treasurer, and Secretary. Any number of Manager positions may be held by the same person. Any Manager of the Company shall be appointed in accordance with the provisions of this Article XI. The business and affairs of the Company shall be managed, operated, and controlled by or under the direction of the Managers, and the Managers shall have, and are hereby granted, the full and complete power, authority, and discretion for, on behalf of, and in the name of the Company, to take such actions as the Managers may in the Managers' sole discretion deem necessary or advisable to carry out any and all objectives and purposes of the Company, subject only to the terms of this Agreement. Notwithstanding Section 322C.0407, Subd. 3 of the Act or any other provision of the Act, the following actions are the only actions of the Company that require the consent of the Members:

(a) An increase or decrease in the number of Managers of the Company and the appointment and removal of Managers pursuant to Section 11.3;

(b) The admission of a Person as a Substitute Member;

(c) The admission of additional Members or issuance of additional Interests pursuant to Section 3.1;

(d) The voluntary dissolution of the Company pursuant to Article VII; and

(e) The amendment of this Agreement pursuant to Article II.

Section 11.2. <u>Term of Office</u>. A Manager shall hold office until a successor shall has been duly elected, unless prior thereto such Manager shall have resigned or been removed from office as hereinafter provided.

Section 11.3. <u>Removal and Vacancies</u>. Any Manager or agent elected by the Members shall hold office at the pleasure of the Members and may be removed, for Cause, at any time by the vote of a majority in interest of the Members. For purposes of this Section, "Cause" shall mean a material breach of the Manager's duties and responsibilities to the Company. Any vacancy in an office of the Company shall be filled by a vote by the Members.

Section 11.4. <u>Chief Manager</u>. The Chief Manager shall have general active management of the business of the Company and shall preside at meetings of the members, shall see that all resolutions of the Members are carried into effect, shall have authority to sign and deliver in the name of the Company any deeds, mortgages, bonds, contracts, or other instruments pertaining to the business of the Company, except in cases in which the authority to sign and deliver is required by law to be exercised by another person or is expressly delegated by the Articles of Organization, this Operating Agreement, or to some other Manager or agent of the Company, may maintain records of and certify proceedings of the Members.

Section 11.5. <u>President.</u> The Chief Manager shall be the President of the Company.

Section 11.6. <u>Treasurer.</u> The Treasurer shall keep accurate financial records for the Company, shall deposit all moneys, drafts, and checks in the name of and to the credit of the Company in such banks and depositories as the Managers shall designate from time to time, shall endorse for deposit all notes, checks, and drafts received by the Company as ordered by the Managers, making proper vouchers therefore, shall disburse Company funds and issue checks and drafts in the name of the Company as ordered by the Managers, shall render to the Chief Manager an account of all such Manager's transactions as Treasurer and of the financial condition of the Company.

Section 11.7 <u>Secretary.</u> The Secretary shall attend all meetings of the Members and shall maintain records of, and whenever necessary, certify all proceedings of the Members. The Secretary shall keep the Required Records of the Company, when so directed by the Chief Manager or other person or persons authorized to call such meetings, shall give or cause to be given notice of meetings of the Members, and shall also perform such other duties and have such other powers as the Chief Manager may prescribe from time to time.

ARTICLE XII
MEMBERSHIP UNITS

Section 12.1. <u>Membership Units.</u> Membership interests in the Company shall be represented by Membership Units. Membership Units shall be deemed to be personal property but shall not be evidenced by any writing, except as provided in this Section. At the request of any Member, the Company shall state in writing the particular Membership Units, owned by that Member at the time of the statement. The statement must describe the Member's voting rights, share in profits and losses, share in distributions, and any assignment of the Member's rights then in effect, but such statement shall not be: (i) a certificated security as defined in Minnesota Statutes Section 336.8-102(a); (ii) an uncertificated security as defined in Minnesota Statutes Section 336.8-102(a); nor (iii) a negotiable instrument; and (iv) nor may such statement be used to transfer any Membership Unit, in whole or in part. For the purpose of any law relating to security interests, a Membership Unit and any rights appurtenant thereto are each a general intangible.

ARTICLE XIII
REQUIRED RECORDS

Section 13.1. The books and records of the Company shall be maintained at the designated or principal office of the Company as listed in the Articles of Organization and shall be available for examination there by any Member or his, her or its duly authorized representatives by appointment during ordinary business hours upon ten (10) days' notice. The Company shall keep the following records: (a) a current list of the full legal name and last known business address of each Member; (b) a copy of the Articles of Organization, this Operating Agreement and all amendments to any of the foregoing, and executed copies of any powers of attorney pursuant to which any of the foregoing have been executed; (c) copies of the Company's federal, state, and local income tax returns and reports, if any, for the three (3) most recent years; (d) copies of any financial statements of the Company for the three (3) most recent years; and (e) a writing setting out contributions made and agreed to be made by each Member, and, if other than cash, the agreed value of such contributions. In addition, the Company shall maintain any other books and records required to be maintained by Chapter 322C of the Minnesota Statutes, and such additional books and records as the Chief Manager deems advisable.

ARTICLE XIV
INDEMNIFICATION

Section 14.1. <u>Indemnification</u>. The Company shall indemnify its managers and governors for such expenses and liabilities, in such manner, under such circumstances, and to such extent, as required or permitted by law, as amended from time to time, or as required or permitted by other provisions of law.

Section 14.2. <u>Insurance</u>. The Company may purchase and maintain insurance on behalf of any person in such persons' official capacity against any liability asserted against and incurred by such person in or arising from that capacity, whether or not the Company would otherwise be required to indemnify the person against the liability.

ARTICLE XV
MISCELLANEOUS

Section 15.1 <u>Distributions</u>. The Managers from time to time may declare, and the Company may make, distributions on its outstanding Membership Units.

Section 15.2 <u>Fiscal Year</u>. The fiscal year of the Company shall be such twelve (12) month period as is set by a resolution of the Managers, provided, however, that the first fiscal year of the Company may be a shorter period if permitted by law and set by a resolution of the Managers.

Section 15.3 <u>Execution of Instruments</u>. All deeds, mortgages, bonds, checks, contracts or other instruments pertaining to the business and affairs of the Company shall be signed on behalf of the Company by the Chief Manager or President, or by such other person as may be designated from time to time by the Managers. If a document must be executed by persons holding different positions or functions and one person holds such positions or exercises such functions, that person may execute the document in more than one capacity if the document indicates each such capacity.

Section 15.4 <u>Advances</u>. The Company may, without a vote of the Managers, advance money to its managers or employees to cover expenses that can reasonably be anticipated to be incurred by them in the performance of their duties and for which they would be entitled to reimbursement in the absence of an advance.

Section 15.5 <u>Governing Law and Dispute Resolution; Anti-Deadlock Provision</u>.

a.　　Notwithstanding the fact that the Company may conduct business in states other than Minnesota, and notwithstanding the fact that some or all of the Members may be residents of states other than Minnesota, this Agreement and the rights of the parties hereunder will be governed by, interpreted, and enforced in accordance with the laws of the State of Minnesota without reference to the Conflicts of Laws of Minnesota.

b.　　If a Member intends to pursue a remedy in connection with this Agreement that Member (the "Aggrieved Member") shall notify the other Members of such intent and the Class A Members and the Aggrieved Member shall have 30 days from the notice's mailing date to resolve the issue. If the issue is not resolved, the Class A Members and the Aggrieved Member shall engage in an in-person, good faith and full day (9 a.m. – 5 p.m.) mediation in Minneapolis, Minnesota seeking to resolve the issue before the Aggrieved Member may undertake other enforcement proceedings. The mediator must be a qualified neutral by inclusion on the Minnesota State Court Roster of Neutrals under Rule 114 ("Roster") to be chosen by the Aggrieved Member, or mutually agreed upon by the Class A Members and the Aggrieved Member in the event that any Members have raised issues against each other. If the mediation does not timely settle the issue, then the Class A Members and the Aggrieved Member shall proceed to a legally binding arbitration conducted by the American Arbitration Association under its Rules in Minneapolis, Minnesota. The arbitration shall be scheduled and conducted with time urgency so that a final and legally binding arbitration award is issued no later than 90 days after the initial notice was mailed to the addressee. Additionally, non-monetary relief shall be exclusively sought in Hennepin County State Court and the Members agree that the Court has personal jurisdiction over the Members. the Class A Members and the Aggrieved Member shall equally pay for the mediation costs with each such Member responsible for their respective legal fees related to the mediation. The Member most prevailing in the arbitration or in the lawsuit shall be entitled to reimbursement from the other Members of its reasonable expenses and reasonable costs, including its reasonable legal fees, upon issuance of arbitration award and/or court order. This Section shall survive the termination or expiration of this Agreement.

c.　　If the Class A Members are deadlocked on a proposed course of action, such Members will document the issue in writing and sign it agreeing to the phrasing of the issue along with the proposed options in dispute. If the Class A Members are unable to agree on a resolution of the issue within fourteen (14) days of the date of the signed statement of the issue(s), the Chief Manager will notify the Company's legal counsel in writing, who will determine, in such counsel's sole and absolute discretion, what course of action the Company will pursue.

Section 15.6　Resignation. If all the Membership Units of a Member are purchased by the Company pursuant to the terms of this Agreement, at the time of the Closing of such purchase said Member shall tender his resignation as a Manager and Governor of the Company. The provisions of this Section shall apply to Managers and Governors of the Company regardless of whether their Membership Units are held directly or indirectly.

Section 15.7 <u>The Respective Operational Roles of the Members and Other Business Activities</u>. The Members shall perform their respective functions set forth by the Managers. Nothing herein is intended to prohibit or to otherwise discourage any party hereto from engaging in business activities or business ventures in addition to their activities in connection to the Company provided that such activities and/or ventures (a) do not violate any express term or provision of this Agreement or any other Company Agreements, and (b) do not result in a party's violation of a Member's duty to use his best and good faith efforts to promote the business of the Company as well as any fiduciary duty that such party may owe to the Company either by agreement and/or law, including without limitation, those fiduciary duties of Members, Governors and Managers under the Act.

Section 15.8 <u>Return of Company's Property</u>. Upon a Member's resignation and/or termination as a Manager and/or Governor of the Company, and/or upon the termination of a Member's Membership in the Company, such party shall within five (5) days thereof, return to the Company all of the Company's property in such party's control or possession.

Section 15.9 <u>Articles of Organization</u>. The Articles of Organization of the Company are incorporated by reference and hereby made a part of this Agreement. In the event of any conflict between the Articles of Organization or this Agreement, the provisions of this Agreement shall govern to the extent not contrary to law.

Section 15.10 <u>Binding Effect</u>. This Agreement will be binding upon and inure to the benefit of the Members and their respective heirs, executors, administrators, personal representatives, successors and assigns.

Section 15.11 <u>Severability</u>. If any provision of this Agreement is held, to be illegal, invalid, or unenforceable under the present or future laws effective during the term of this Agreement, such provision will be fully severable, and this Agreement will be construed and enforced as if such illegal, invalid, or unenforceable provision had never comprised a part this Agreement, and the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid, or unenforceable provision or by its severance from this Agreement. Furthermore, in lieu of such illegal, invalid, or unenforceable provision, there will be added automatically as a part of this Agreement a provision as similar in terms to such illegal, invalid, or unenforceable provision as may be possible so as to be legal, valid, and enforceable.

Section 15.12 <u>Counterparts</u>. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which will constitute one and the same instrument. However, in making proof hereof it will be necessary to produce only one copy hereof signed by the party to be charged.

Section 15.13 <u>Additional Documents and Acts</u>. Each Member agrees to execute and deliver such additional documents and instruments and to perform such additional acts as may be necessary or appropriate to effectuate, carry out and perform all of the terms, provisions, and conditions of this Agreement and the transactions contemplated hereby.

Section 15.14 <u>No Third Party Beneficiary</u>. This Agreement is made solely and specifically among and for the benefit of the parties hereto, and their respective successors and assigns, and no other person will have any rights, interest, or claim hereunder or be entitled to any benefits under or on account of this Agreement, whether as a third party beneficiary or otherwise.

Section 15.15 <u>Notices</u>. Any notice to be given or to be served upon the Company or any party hereto in connection with this Agreement must be in writing and will be deemed to have been given when received by the Company. Notices to Members will be deemed given when (i) delivered personally to a Member, (ii) delivered via telegraph or facsimile to a location or number designated by a Member, or (iii) deposited in the United States mail, certified, postage prepaid and addressed to a Member at the address specified in the Company's records. Any Member or the Company may, at any time by giving five (5) days prior written notice to the other Members and the Company, designate any other address in substitution of the foregoing address to which such notice will be given.

Section 15.16 <u>Headings and Titles</u>. Article and section headings and titles are for descriptive purposes and convenience of reference only and shall not control or alter the meaning of this Agreement as set forth in the text.

Section 15.17 <u>Interpretation</u>. Singular words or phrases in this Agreement may be construed as plural and plural words or phrases may be construed as singular depending on the circumstances and what is most appropriate in any given situation. The words "his" and "her" shall be interpreted to include both genders.

Section 15.18 <u>Entire Agreement</u>. This is the complete agreement as to the parties hereto as to the subject matter hereto and supersedes all prior agreements written, or oral, concerning the subject matter hereof.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the undersigned have executed this Agreement on the date first above written, or with respect to Members acquiring Membership Interests after the date of this Agreement, on the date opposite the Member's signature.

MORTY'S BARK & BREW, LLC

DocuSigned by:
Chutima Gustafson
9C851C74DF8D4D3...
By: Chutima Gustafson
Its: President/Chief Manager

<u>MEMBERS</u>:

DocuSigned by:
Chutima Gustafson
9C851C74DF8D4D3...
Chutima Gustafson

SCHEDULE A

MORTY'S BARK & BREW, LLC

Membership Units Owned as of February 2, 2022

Member	Governance/Financial Rights	Consideration
Chutima Gustafson	100%/100% Class A	$1,000.00

Office of the Minnesota Secretary of State
Certificate of Organization

I, Steve Simon, Secretary of State of Minnesota, do certify that: The following business entity has duly complied with the relevant provisions of Minnesota Statutes listed below, and is formed or authorized to do business in Minnesota on and after this date with all the powers, rights and privileges, and subject to the limitations, duties and restrictions, set forth in that chapter.

The business entity is now legally registered under the laws of Minnesota.

Name: Morty's Bark & Brew, LLC

File Number: 1157322200029

Minnesota Statutes, Chapter: 322C

This certificate has been issued on: 05/02/2020



Steve Simon
Secretary of State
State of Minnesota

Office of the Minnesota Secretary of State
Minnesota Limited Liability Company/Articles of Organization
Minnesota Statutes, Chapter 322C



The individual(s) listed below who is (are each) 18 years of age or older, hereby adopt(s) the following Articles of Organization:

ARTICLE 1 - LIMITED LIABILITY COMPANY NAME:

Morty's Bark & Brew, LLC

ARTICLE 2 - REGISTERED OFFICE AND AGENT(S), IF ANY AT THAT OFFICE:

Name   Address:

Chutima Gustafson

10235 Noble Avenue North Brooklyn Park MN 55443 USA

ARTICLE 3 - DURATION: **PERPETUAL**

ARTICLE 4 - ORGANIZERS:

Name: Address:

Kristin Haugen   **9165 Woodhill Court Savage MN 55378 United States**

If you submit an attachment, it will be incorporated into this document. If the attachment conflicts with the information specifically set forth in this document, this document supersedes the data referenced in the attachment.

By typing my name, I, the undersigned, certify that I am signing this document as the person whose signature is required, or as agent of the person(s) whose signature would be required who has authorized me to sign this document on his/her behalf, or in both capacities. I further certify that I have completed all required fields, and that the information in this document is true and correct and in compliance with the applicable chapter of Minnesota Statutes. I understand that by signing this document I am subject to the penalties of perjury as set forth in Section 609.48 as if I had signed this document under oath.

SIGNED BY: **Kristin Haugen**

MAILING ADDRESS: **None Provided**

EMAIL FOR OFFICIAL NOTICES: kc@kchaugenlaw.com



Work Item 1157322200029
Original File Number 1157322200029

STATE OF MINNESOTA
OFFICE OF THE SECRETARY OF STATE
FILED
05/02/2020 11:59 PM

Steve Simon
Secretary of State

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
(120 days after the end of each fiscal year covered by the report)

Once posted, the annual report may be found on the issuer's website at:
https://www.mortysbarkbrew.com/

The issuer must continue to comply with the ongoing reporting requirements until:

(1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) The issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report pursuant to this section and has fewer than 300 holders of record;
(3) The issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
(4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the issuer liquidates or dissolves its business in accordance with state law.

P.6: Offering Page Content
Morty's Bark & Brew: Pitch Video

Hi there, my name is Air Gustafson and this here **[look or nod at Morty]** is my bossy dog Morty, the namesake of my company, Morty's Bark & Brew.

This campaign is all about raising funds for our brick-and-mortar location for our indoor-outdoor beer hall dog park. Let me say that again because it's just so cool: **[say this slowly to emphasize]** INDOOR, OUTDOOR, BEER HALL, DOG PARK.

Yeah, it's as amazing as it sounds! But Morty's mission runs so much deeper than just creating a fun social setting for dogs and their humans:
- Morty's is about holistic health and wellness for people and their dogs. We'll provide accessible resources and education to help dog owners become the badass dog parents that their dogs can't stop barking about.
- Plus, we give back to local and international organizations that save dogs and animals lives. It's our plan to be a BIG impact **[look at Morty]**, right girl?

Please keep reading to learn more about our story, mission, and vision for the first Morty's Bark & Brew located here in the North Metro Twin Cities area. Yes, I said first - we plan to take this thing national someday.

By donating to our campaign, you will help us get one step closer to securing our new location (which we are finalizing now!). It's not just a building. This is my dream to create an amazing social place where awesome dog parents, like you, can learn, play, and drink your way to happier and healthier relationships with your dogs.

We hope you'll join us on our journey! Thank you for supporting Morty's.
[Wave + hug Morty]